Exhibit 99.1

Magna International Inc.
337 Magna Drive
Aurora, Ontario L4G 7K1
Tel (905) 726-2462
Fax(905) 726-7164

PRESS RELEASE

MAGNA ANNOUNCES FOURTH QUARTER AND 2013 RESULTS

March 3, 2014, Aurora, Ontario, Canada……Magna International Inc. (TSX: MG; NYSE: MGA) today reported financial results for the fourth quarter and year ended December 31, 2013.

	THREE MONTHS ENDED DECEMBER 31,		YEAR ENDED DECEMBER 31,
	2013	2012	2013	2012

Sales	$9,174	$8,033	$34,835	$30,837

Adjusted EBIT(1)	$607	$387	$2,065	$1,658

Income from operations before income taxes	$514	$341	$1,905	$1,750

Net income attributable to Magna International Inc.	$458	$351	$1,561	$1,433

Diluted earnings per share	$2.03	$1.49	$6.76	$6.09

All results are reported in millions of U.S. dollars, except per share figures, which are in U.S. dollars.

(1)    Adjusted EBIT is the measure of segment profit or loss as reported in the Company’s attached unaudited interim consolidated financial statements. Adjusted EBIT represents income from operations before income taxes; interest expense (income), net; and other expense (income), net.

THREE MONTHS ENDED DECEMBER 31, 2013

We posted sales of $9.17 billion for the fourth quarter ended December 31, 2013, an increase of 14% over the fourth quarter of 2012. We achieved this sales increase in a period when vehicle production increased 6% in North America and 5% in Europe, both relative to the fourth quarter of 2012. In the fourth quarter of 2013, our North American, European, and Asian production sales, as well as tooling, engineering and other sales and complete vehicle assembly sales all increased while our Rest of World production sales declined relative to the comparable quarter in 2012.

Complete vehicle assembly sales increased 13% to $788 million for the fourth quarter of 2013 compared to $697 million for the fourth quarter of 2012, while complete vehicle assembly volumes increased 17% to approximately 37,000 units.

For the fourth quarter of 2013, adjusted EBIT increased 57% to $607 million compared to $387 million for the fourth quarter of 2012.

For the fourth quarter of 2013, income from operations before income taxes was $514 million, net income attributable to Magna International Inc. was $458 million and diluted earnings per share were $2.03, increases of $173 million, $107 million and $0.54, respectively, each compared to the fourth quarter of 2012.

Excluding other expense (income), net after tax and net loss attributable to non-controlling interests, the income tax valuation allowance releases and the impact of the elimination of the Mexican flat tax recorded in the fourth quarters of 2013 and 2012, income from operations before income taxes, net income attributable to Magna International Inc. and diluted earnings per share increased $218 million, $166 million and $0.79, respectively, each compared to the fourth quarter of 2012.

For the fourth quarter ended December 31, 2013, we generated cash from operations of $809 million before changes in non-cash operating assets and liabilities, and $451 million in non-cash operating assets and liabilities. Total investment activities for the fourth quarter of 2013 were $506 million, including $463 million in fixed asset additions, $34 million in investments and other assets and $9 million to purchase subsidiaries.

YEAR ENDED DECEMBER 31, 2013

We posted sales of $34.84 billion for the year ended December 31, 2013, an increase of 13% over the year ended December 31, 2012. This higher sales level reflected increases in our North American, European, Asian and Rest of World production sales as well as higher tooling, engineering and other sales, and complete vehicle assembly sales.

For the year ended December 31, 2013, vehicle production increased 5% to 16.2 million units in North America and decreased 1% to 19.3 million units in Europe, each compared to 2012.

Complete vehicle assembly sales increased 20% to $3.06 billion for the year ended December 31, 2013 compared to $2.56 billion for the year ended December 31, 2012, while complete vehicle assembly volumes increased 19% to approximately 147,000 units.

For the year ended December 31, 2013, adjusted EBIT increased 25% to $2.07 billion compared to $1.66 billion for the year ended December 31, 2012.

For the year ended December 31, 2013, income from operations before income taxes was $1.91 billion, net income attributable to Magna International Inc. was $1.56 billion and diluted earnings per share were $6.76, increases of $155 million, $128 million and $0.67, respectively, each compared to 2012.

Excluding other expense (income), net after tax and net loss attributable to non-controlling interests, the income tax valuation allowance releases and the impact of the elimination of the Mexican flat tax recorded in 2013 and 2012, income from operations before income taxes, net income attributable to Magna International Inc. and diluted earnings per share increased $407 million, $351 million and $1.62, respectively, each compared to 2012.

For the year ended December 31, 2013, we generated cash from operations before changes in non-cash operating assets and liabilities of $2.69 billion, and invested $127 million in non-cash operating assets and liabilities. Total investment activities for the year of 2013 were $1.37 billion, including $1.17 billion in fixed asset additions, a $192 million increase in investments and other assets and $9 million to purchase subsidiaries.

Don Walker, Magna’s Chief Executive Officer commented: “2013 was another strong year for Magna.  We maintained our solid performance in North America, and made further progress in improving profitability in Europe.  Recent investments in Asia have begun to yield returns, even while we continue to invest in the region.  Lastly, our business in South America, while still challenging, is poised to generate some improvement going forward.”

A more detailed discussion of our consolidated financial results for the fourth quarter and year ended December 31, 2013 is contained in the Management’s Discussion and Analysis of Results of Operations and Financial Position and the unaudited interim consolidated financial statements and notes thereto, which are attached to this Press Release.

DIVIDENDS

Friday, our Board of Directors declared a quarterly dividend of $0.38 per share with respect to our outstanding Common Shares for the quarter ended December 31, 2013. This dividend is payable on March 28, 2014 to shareholders of record on March 14, 2014.

Vince Galifi, Magna’s Chief Financial Officer, stated:  “Our quarterly dividend per share of $0.38, an increase of 19%, is a new record for us.  In addition, we recently stated our intention to accelerate the utilization of our balance sheet to further invest in our business and return capital to shareholders over the next two years.  These actions reflect our ongoing strong results and the confidence our Board has in Magna’s future.”

UPDATED 2014 OUTLOOK

Light Vehicle Production (Units)
North America	16.7 million
Europe	19.3 million

Production Sales
North America	$16.6 billion - $17.2 billion
Europe	$9.5 billion - $9.9 billion
Asia	$1.6 billion - $1.8 billion
Rest of World	$0.7 billion - $0.8 billion
Total Production Sales	$28.4 billion - $29.7 billion

Complete Vehicle Assembly Sales	$2.8 billion - $3.1 billion

Total Sales	$33.8 billion - $35.5 billion

Operating Margin*	Mid 6% range

Tax Rate*	Approximately 24.5%

Capital Spending	Approximately $1.4 billion

* Excluding other expense (income), net

In this 2014 outlook, in addition to 2014 light vehicle production, we have assumed no material acquisitions or divestitures. In addition, we have assumed that foreign exchange rates for the most common currencies in which we conduct business relative to our U.S. dollar reporting currency will approximate current rates.

ABOUT MAGNA

We are a leading global automotive supplier with 316 manufacturing operations and 84 product development, engineering and sales centres in 29 countries. We have over 125,000 employees focused on delivering superior value to our customers through innovative processes and World Class Manufacturing. Our product capabilities include producing body, chassis, interior, exterior, seating, powertrain, electronic, vision, closure and roof systems and modules, as well as complete vehicle engineering and contract manufacturing. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit our website at www.magna.com.

We will hold a conference call for interested analysts and shareholders to discuss our fourth quarter and year end 2013 results on Monday, March 3, 2014 at 8:00 a.m. EST. The conference call will be chaired by Donald J. Walker, Chief Executive Officer. The number to use for this call is 1-800-381-7839. The number for overseas callers is 1-212-231-2901. Please call in at least 10 minutes prior to the call. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call will be available on our website Monday morning prior to the call.

For further information, please contact Louis Tonelli, Vice-President, Investor Relations at 905-726-7035.

For teleconferencing questions, please contact Nancy Hansford at 905-726-7108.

FORWARD-LOOKING STATEMENTS

This press release contains statements that constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including, but not limited to, statements relating to: Magna’s: forecasts of light vehicle production in North America and Western Europe; expected consolidated sales, based on such light vehicle production volumes; production sales, including expected split by segment, in its North America, Europe, Asia and Rest of World segments for 2014; complete vehicle assembly sales; consolidated operating margin, effective income tax rate; fixed asset expenditures; implementation of action plans and operating results improvement in our underperforming operations; expansion of our business in high growth regions, including Asia; and implementation of our balance sheet strategy, including through returns of capital to our shareholders. The forward-looking information in this document is presented for the purpose of providing information about management’s current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the potential for a deterioration of economic conditions or an extended period of economic uncertainty; declines in consumer confidence and the impact on production volume levels; continuing economic uncertainty in various geographic regions, including Western Europe; inability to sustain or grow our business with OEMs; restructuring actions by OEMs, including plant closures; restructuring, downsizing and/or other significant non-recurring costs; continued underperformance of one or more of our operating divisions; ongoing pricing pressures, including our ability to offset price concessions demanded by our customers; our ability to successfully launch material new or takeover business; shifts in market share away from our top customers; shifts in market shares among vehicles or vehicle segments, or shifts away from vehicles on which we have significant content; risks of conducting business in foreign markets, including China, Russia, India, Argentina and Brazil and other non-traditional markets for us; a prolonged disruption in the supply of components to us from our suppliers; scheduled shutdowns of our customers’ production facilities (typically in the third and fourth quarters of each calendar year); shutdown of our or our customers’ or sub-suppliers’ production facilities due to a labour disruption; our ability to successfully compete with other automotive suppliers; a reduction in outsourcing by our customers or the loss of a material production or assembly program; the termination or non-renewal by our customers of any material production purchase order; our inability to consistently develop innovative products or processes; impairment charges related to goodwill and long-lived assets; exposure to, and ability to offset, volatile commodities prices; fluctuations in relative currency values; our ability to successfully identify, complete and integrate acquisitions or achieve anticipated synergies; our ability to conduct appropriate due diligence on acquisition targets; warranty and recall costs; risk of production disruptions due to natural disasters; pension liabilities; legal claims and/or regulatory actions against us, including the ongoing antitrust investigation being conducted by the German Federal Cartel Office; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; inability to achieve future investment returns that equal or exceed past returns; the unpredictability of, and fluctuation in, the trading price of our Common Shares; work stoppages and labour relations disputes; changes in credit ratings assigned to us; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

For further information about Magna, please see our website at www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Unless otherwise noted, all amounts in this Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars. When we use the terms “we”, “us”, “our” or “Magna”, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months and year ended December 31, 2013 included in this press release, and the audited consolidated financial statements and MD&A for the year ended December 31, 2012 included in our 2012 Annual Report to Shareholders.

This MD&A has been prepared as at February 28, 2014.

OVERVIEW

We are a leading global automotive supplier with 316 manufacturing operations and 84 product development, engineering and sales centres in 29 countries. We have over 125,000 employees focused on delivering superior value to our customers through innovative processes and World Class Manufacturing. Our product capabilities include producing body, chassis, interior, exterior, seating, powertrain, electronic, vision, closure and roof systems and modules, as well as complete vehicle engineering and contract manufacturing. Our Common Shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). We follow a corporate policy of functional and operational decentralization, pursuant to which we conduct our operations through divisions, each of which is an autonomous business unit operating within pre-determined guidelines.

HIGHLIGHTS

Operations

Global light vehicle production increased once again in 2013, representing the fourth straight year of production growth. In our two primary markets, North American light vehicle production increased 5% to 16.2 million units, while European light vehicle production declined 1% to 19.3 million units.

Our 2013 total sales were a record $34.84 billion, an increase of 13% over 2012. North American, European, Asian and Rest of World production sales, as well as tooling and other sales all increased to record levels in 2013, and complete vehicle assembly sales increased 20% in 2013, compared to 2012.

Adjusted EBIT1 for 2013 was a record $2.07 billion, compared to $1.66 billion for 2012, representing an increase of 25%. Margin earned on the higher sales as well as a higher Adjusted EBIT percentage of sales drove the $407 million increase over 2012.

In our North America segment, our strong performance continued in 2013. Total sales increased 10% over 2012 to $17.95 billion, driven by the launch of new programs and higher North American light vehicle production, and Adjusted EBIT increased 8% as compared to 2012 to $1.65 billion. Adjusted EBIT for 2013 included $158 million of amortization related to the August 2012 acquisition of Magna E-Car Systems Partnership (“E-Car”), while Adjusted EBIT for 2012 included $52 million of amortization related to the E-Car acquisition.

In our Europe segment, total sales increased by $2.01 billion or 16% to $14.72 billion in 2013, despite the 1% decline in European light vehicle production. This largely reflects the higher average euro relative to the U.S. dollar, acquisitions previously completed and the launch of new business during 2013 compared to 2012. We reported a 127% increase in Adjusted EBIT in our Europe segment to $375 million for 2013, compared to $165 million for 2012. Margins earned on higher sales, including sales related to new launches, improved results at certain underperforming operations and the benefits of restructuring and downsizing activities were the primary drivers of improved earnings in Europe.

In our Asia segment, total sales increased $395 million or 31% in 2013 compared to 2012, driven by higher light vehicle production as well as the launch of new business, particularly in China. Adjusted EBIT was $85 million for 2013, a 73% increase over $49 million in 2012. The improvement mainly reflects margins earned on the higher sales level in 2013 compared to 2012.

1 Adjusted EBIT represents income from operations before income taxes; interest expense, net; and other expense (income), net

In our Rest of World segment, total sales increased $67 million or 8% during 2013, while our Adjusted EBIT loss was $76 million for 2013, compared to an Adjusted EBIT loss of $77 million for 2012. Our South American operations continued to be hampered in 2013 by higher production costs, particularly inflationary increases that we have been unable to pass on to our customers.

Investments

In 2013, we once again made significant investments in our business, totalling $1.37 billion, including fixed assets, investments, and other assets.

Our fixed asset spending in 2013 was $1.17 billion, as we continued to invest both in our traditional markets and to further expand our footprint in growing regions. Furthermore, we spent $192 million for investments and other assets.

Return of Capital to Shareholders

In 2013, aggregate dividends paid to shareholders amounted to $284 million. On February 28, 2014 our Board of Directors declared a dividend of U.S. $0.38 per share, a new record, representing an increase of 19% over the third quarter of 2013 dividend.

In 2013, we also repurchased 14.1 million shares, returning an additional $1.02 billion to shareholders.

In November 2013, our Board of Directors approved a normal course issuer bid to purchase up to 12 million of our issued and outstanding Common Shares, representing 5.4% of our public float of Common Shares. Approximately 9.49 million shares remain available under the normal course issuer bid, which will terminate in November 2014.

Going Forward

We are forecasting another year of light vehicle production growth in North America, driven by the ongoing strengthening of North American auto sales. In addition, we anticipate continued strong operating performance in our North America segment.

We are forecasting European light vehicle production in 2014 to be approximately in line with 2013. We have made improvements to our European operations and have been increasing our footprint in Eastern Europe. In addition, we have been taking, and will continue to take, restructuring actions, predominantly in Western Europe, reflecting both our ongoing strategic assessment of our business and our response to OEM facility actions. During 2014, we expect to record additional restructuring charges of approximately $75 million in Europe. We expect our restructuring and continued operational improvement plans to yield further increased earnings in Europe over time.

We expect to generate improved results in our Asia segment, driven by lower new facility costs and higher sales, as new facilities ramp-up. Lastly, in our Rest of World segment we expect to benefit from actions we are taking to address commercial challenges and improve on operational inefficiencies in South America.

FINANCIAL RESULTS SUMMARY

During 2013, we posted sales of $34.84 billion, an increase of 13% from 2012. This higher sales level was a result of increases in our North American, European, Asian and Rest of World production sales, our complete vehicle assembly sales and tooling, engineering and other sales. Comparing 2013 to 2012:

•                  North American vehicle production increased 5% and our North American production sales increased 9% to $16.74 billion;

•                  European vehicle production decreased 1% while our European production sales increased 13% to $9.96 billion;

•                  Asia production sales increased 35% to $1.39 billion;

•                  Rest of World production sales increased 7% to $858 million;

•                  Complete vehicle assembly volumes increased 19% and sales increased 20% to $3.06 billion; and

•                  Tooling, engineering and other sales increased 22% to $2.82 billion.

During 2013, we earned income from operations before income taxes of $1.91 billion compared to $1.75 billion for 2012. Excluding other expense (income), net (“Other Expense” or “Other Income”) recorded in 2013 and 2012, as discussed in the “Other Expense” section, the $407 million increase in income from operations before income taxes was primarily as a result of:

•                  margins earned on higher production sales;

•                  incremental margin earned on new programs that launched during or subsequent to 2012;

•                  the benefit of restructuring and downsizing activities recently undertaken in Europe;

•                  productivity and efficiency improvements at certain facilities;

•                  higher equity income;

•                  acquisitions completed during or subsequent to 2012, including ixetic Verwaltungs GmbH (“ixetic”);

•                  improved pricing on certain unprofitable contracts, primarily in Europe;

•                  lower restructuring and downsizing costs;

•                  $10 million of cash received related to the settlement of asset-backed commercial paper (“ABCP”) between the Investment Industry Regulatory Organization of Canada and financial institutions;

•                  a loss on disposal of an investment in the second quarter of 2012;

•                  net favourable settlement of certain commercial items, primarily in Europe;

•                  favourable earn-out settlement in Rest of World;

•                  lower commodity costs;

•                  lower stock-based compensation; and

•                  lower warranty costs of $3 million.

These factors were partially offset by:

•                  incremental intangible asset amortization of $106 million related to the acquisition and re-measurement of E-Car;

•                 programs that ended production during or subsequent to 2012;

•                  a larger amount of employee profit sharing;

•                  higher costs incurred in preparation for upcoming launches;

•                  higher incentive compensation;

•                  the recovery of due diligence costs in the second quarter of 2012;

•                  a $7 million net decrease in revaluation gain in respect of ABCP;

•                  increased pre-operating costs incurred at new facilities; and

•                  operational inefficiencies and other costs at certain facilities.

During 2013, net income attributable to Magna International Inc. was $1.56 billion, an increase of $128 million compared to 2012 and diluted earnings per share increased $0.67 to $6.76 for 2013 compared to $6.09 for 2012. Other Expense and Other Income, after tax and the Deferred Tax Adjustments impacted net Income attributable to Magna International Inc. and diluted earnings per share as follows:

	2013		2012
	Net Income	Diluted	Net Income	Diluted
	Attributable	Earnings	Attributable	Earnings
	to Magna	per Share	to Magna	per Share

Other expense (income)	$144	$0.63	$(108)	(0.45)
Income tax effect:
Other expense (income)	(28)	(0.12)	24	0.10
Deferred tax adjustments	(57)	(0.25)	(89)	(0.38)
Net income impact	59	0.26	(173)	(0.73)
Non-controlling interests	(9)	(0.04)	—	—
	$50	$0.22	$(173)	(0.73)

Other Expense and Other Income, and the Deferred Tax Adjustments are discussed in the “Other Expense” and “Income Taxes” sections, respectively.

Excluding the $50 million negative impact for 2013 and the $173 million positive impact for 2012, Net income attributable to Magna International Inc. for 2013 increased $351 million compared to 2012.

Excluding the $0.22 per share negative impact for 2013 and the $0.73 per share positive impact for 2012, diluted earnings per share increased $1.62, as a result of the increase in net income attributable to Magna International Inc. and a decrease in the weighted average number of diluted shares outstanding during 2013. The decrease in the weighted average number of diluted shares outstanding was due to the purchase and cancellation of Common Shares, during or subsequent to 2012, pursuant to our normal course issuer bids and the cashless exercise of options, partially offset by the issue of Common Shares related to the exercise of stock options, an increase in the number of diluted options outstanding as a result of an increase in the trading price of our common stock and stock options issued subsequent to 2012.

INDUSTRY TRENDS AND RISKS

A number of general trends which have been impacting the automotive industry and our business in recent years are expected to continue, including the following:

•                      the consolidation of vehicle platforms and proliferation of high-volume platforms supporting multiple vehicles and produced in multiple locations;

•                      the long-term growth of the automotive industry in China, India and other high-growth/low cost markets, including accelerated movement of component and vehicle design, development, engineering and manufacturing to certain of these markets;

•                      the growth of the A to C vehicle segments (micro to compact cars), particularly in developing markets;

•                      the extent to which innovation in the automotive industry is being driven by governmental regulation of fuel economy and carbon dioxide/greenhouse gas emissions, vehicle safety and vehicle recyclability;

•                      the growth of cooperative alliances and arrangements among competing automotive OEMs, including shared purchasing of components; joint engine, powertrain and/or platform development; engine, powertrain and platform sharing; and joint vehicle hybridization and electrification initiatives and other forms of cooperation;

•                      the growing importance of electronics in the automotive value chain;

•                      the consolidation of automotive suppliers; and

•                      the ongoing exertion of pricing pressure by OEMs.

The following are some of the more significant risks that could affect our ability to achieve our desired results:

•                      The global automotive industry is cyclical. A worsening of economic and political conditions, including through rising interest rates or inflation, high unemployment, increasing energy prices, declining real estate values, increased volatility in global capital markets, international conflicts, sovereign debt concerns, an increase in protectionist measures and/or other factors, may result in lower consumer confidence, which has a significant impact on consumer demand for vehicles. Vehicle production is closely related to consumer demand. A significant decline in production volumes from current levels could have a material adverse effect on our profitability.

•                      The European automotive industry continues to experience significant overcapacity, elevated levels of vehicle inventory, reduced consumer demand for vehicles and depressed production volumes and sales levels. In response to these conditions, some OEMs are restructuring their European operations, including through plant closures, and other OEMs may take similar actions. In addition to planned actions, we may take additional restructuring or downsizing actions. In such an event, we may incur restructuring, downsizing and/or other significant non-recurring costs in our European operations, which could have a material adverse effect on our profitability.

•                      The automotive industry has in recent years been the subject of increased government enforcement of antitrust and competition laws, particularly by the United States Department of Justice and the European Commission. Currently, investigations are being conducted in several product areas. We understand that investigations of this nature can continue for several years, and regulators in other jurisdictions could choose to initiate investigations in existing or other product areas. Where wrongful conduct is found, antitrust regulators have the authority to impose significant civil or criminal penalties.

On September 24, 2013, representatives of the Bundeskartellamt, the German Federal Cartel Office (the “Cartel Office”), attended at one of the Company’s operating Divisions in Germany to obtain information in connection with an ongoing antitrust investigation relating to suppliers of automobile textile coverings and components, particularly trunk linings. In light of the early stage of the Cartel Office investigation, we are unable to predict its duration or outcome, including whether any operating Division of the Company could be found liable for any violation of law or the extent of any fine, if found to be liable. The Cartel Office has the authority to impose administrative fines which it calculates in accordance with formula-based guidelines tied to the level of affected sales. The formula also takes into account the gravity of the infringement, as well as other mitigating and aggravating factors. Absent aggravating factors, the maximum fine is typically 10% of the affected sales for the infringement period multiplied by a factor based on the consolidated sales of the group of companies to which the offending entity belongs. If applied to a company with Magna’s level of consolidated sales, this factor is approximately five, which could result in a maximum fine of approximately 50% of the affected sales. Additional information regarding these guidelines is publicly available on the Cartel Office’s website.

Our policy is to comply with all applicable laws, including antitrust and competition laws. In the event of any violation of such laws, any fines imposed by a regulatory authority, including by the Cartel Office under the guidelines referred to above, could have a material adverse effect on our profitability in the year such fine is imposed.

•                      In light of the amount of business we currently have with our largest customers in North America and Europe, our opportunities for incremental growth with these customers may be limited. The amount of business we have with Asian-based OEMs, including Toyota, Nissan, Hyundai/Kia and Honda, generally lags that of our largest customers, due in part to the existing relationships between such Asian-based OEMs and their preferred suppliers. There is no certainty that we can achieve growth with Asian-based OEMs, nor that any such growth will offset slower growth we may experience with our largest customers in North America and Europe. Our inability to sustain or grow our business with OEMs could have a material adverse effect on our profitability.

•                      We may sell some product lines and/or downsize, close or sell some of our operating divisions. By taking such actions, we may incur restructuring, downsizing and/or other significant non-recurring costs. These costs may be higher in some countries than others and could have a material adverse effect on our profitability.

•                      Although we are working to turn around financially underperforming operating divisions, there is no guarantee that we will be successful in doing so in the short to medium term. The continued underperformance of one or more operating divisions could have a material adverse effect on our profitability and operations.

•                      We face ongoing pricing pressure from OEMs, including through: long-term supply agreements with mutually agreed price reductions over the life of the agreement; incremental annual price concession demands; and pressure to absorb costs related to product design, engineering and tooling and other items previously paid for directly by OEMs. OEMs possess significant leverage over their suppliers as a result of their purchasing power and the highly competitive nature of the automotive supply industry. We attempt to offset price concessions and costs in a number of ways, including through negotiations with our customers, improved operating efficiencies and cost reduction efforts. Our inability to fully offset price concessions or costs previously paid for by OEMs could have an adverse effect on our profitability.

•                      The launch of new business is a complex process, the success of which depends on a wide range of factors, including the production readiness of our and our suppliers’ manufacturing facilities and manufacturing processes, as well as factors related to tooling, equipment, employees, initial product quality and other factors. Our failure to successfully launch material new or takeover business could have an adverse effect on our profitability.

•                      Although we supply parts to all of the leading OEMs, a significant majority of our sales are to six customers: General Motors, Fiat-Chrysler, BMW, Ford, Volkswagen and Daimler. While we have diversified our customer base somewhat in recent years and continue to attempt to further diversify, there is no assurance we will be successful. Shifts in market share away from our top customers could have a material adverse effect on our profitability.

•                      While we supply parts for a wide variety of vehicles produced globally, we do not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which we do supply parts. Shifts in market shares among vehicles or vehicle segments, particularly shifts away from vehicles on which we have significant content and shifts away from vehicle segments in which our sales may be more heavily concentrated, could have a material adverse effect on our profitability.

•                      While we continue to expand our manufacturing footprint with a view to taking advantage of opportunities in markets such as China, Russia, India and Brazil and other non-traditional markets for us, we cannot guarantee that we will be able to fully realize such opportunities. Additionally, the establishment of manufacturing operations in new markets carries its own risks, including those relating to political, civil and economic instability and uncertainty; corruption risks; high inflation and our ability to recover inflation-related cost increases; trade, customs and tax risks; expropriation risks; currency exchange rates; currency controls; limitations on the repatriation of funds; insufficient infrastructure; and other risks associated with conducting business internationally. Expansion of our business in non-traditional markets is an important element of our strategy and, as a result, our exposure to the risks described above may be greater in the future. The likelihood of such occurrences and their potential effect on us vary from country to country and are unpredictable, however, the occurrence of any such risks could have an adverse effect on our operations, financial condition and profitability.

•                      A disruption in the supply of components to us from our suppliers could cause the temporary shut-down of our or our customers’ production lines. Any prolonged supply disruption, including due to the inability to re-source or in-source production, could have a material adverse effect on our profitability.

•                      Some of our manufacturing facilities are unionized, as are many manufacturing facilities of our customers and suppliers. Unionized facilities are subject to the risk of labour disruptions from time to time, including as a result of restructuring actions taken by us, our customers and other suppliers. We cannot predict whether or when any labour disruption may arise, or how long it lasts if it does arise. A significant labour disruption could lead to a lengthy shutdown of our or our customers’ and/or our suppliers’ production lines, which could have a material adverse effect on our operations and profitability.

•                      The automotive supply industry is highly competitive. As a result of our diversified automotive business, some competitors in each of our product capabilities have greater market share than we do. Failure to successfully compete with existing or new competitors could have an adverse effect on our operations and profitability.

•                      We depend on the outsourcing of components, modules and assemblies, as well as complete vehicles, by OEMs. The extent of OEM outsourcing is influenced by a number of factors, including: relative cost, quality and timeliness of production by suppliers as compared to OEMs; capacity utilization; OEMs’ perceptions regarding the strategic importance of certain components/modules to them; labour relations among OEMs, their employees and unions; and other considerations. A reduction in outsourcing by OEMs, or the loss of any material production or assembly programs combined with the failure to secure alternative programs with sufficient volumes and margins, could have a material adverse effect on our profitability.

•                      Contracts from our customers consist of blanket purchase orders which generally provide for the supply of components for a customer’s annual requirements for a particular vehicle, instead of a specific quantity of products. These blanket purchase orders can be terminated by a customer at any time and, if terminated, could result in our incurring various pre-production, engineering and other costs which we may not recover from our customer and which could have an adverse effect on our profitability.

•                     We continue to invest in technology and innovation which we believe will be critical to our long-term growth. Our ability to anticipate changes in technology and to successfully develop and introduce new and enhanced products and/or manufacturing processes on a timely basis will be a significant factor in our ability to remain competitive. If we are unsuccessful or are less successful than our competitors in consistently developing innovative products and/or processes, we may be placed at a competitive disadvantage, which could have a material adverse effect on our profitability and financial condition.

•                      We recorded significant impairment charges related to goodwill and long-lived assets in recent years and may continue to do so in the future. The early termination, loss, renegotiation of the terms of, or delay in the implementation of, any significant production contract could be indicators of impairment. In addition, to the extent that forward-looking assumptions regarding: the impact of turnaround plans on underperforming operations; new business opportunities; program price and cost assumptions on current and future business; the timing and success of new program launches; and forecast production volumes; are not met, any resulting impairment loss could have a material adverse effect on our profitability.

•                      Prices for certain key raw materials and commodities used in our parts, including steel and resin, continue to be volatile. To the extent we are unable to offset commodity price increases by passing such increases to our customers, by engineering products with reduced commodity content, through hedging strategies, or otherwise, such additional commodity costs could have an adverse effect on our profitability.

•                      Although our financial results are reported in U.S. dollars, a significant portion of our sales and operating costs are realized in Canadian dollars, euros, British pounds and other currencies. Our profitability is affected by movements of the U.S. dollar against the Canadian dollar, the euro, the British pound and other currencies in which we generate revenues and incur expenses. Significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or British pound, could have an adverse effect on our profitability and financial condition and any sustained change in such relative currency values could adversely impact our competitiveness in certain geographic regions.

•                      We intend to continue to pursue acquisitions in those product areas which we have identified as key to our business strategy. However, we may not be able to identify suitable acquisition targets or successfully acquire any suitable targets which we identify. Additionally, we may not be able to successfully integrate or achieve anticipated synergies from those acquisitions which we do complete, which could have a material adverse effect on our profitability.

•                      Although we seek to conduct appropriate levels of due diligence of our acquisition targets, these efforts may not always prove to be sufficient in identifying all risks and liabilities related to the acquisition, including as a result of limited access to information, time constraints for conducting due diligence, inability to access target company plants and/or personnel or other limitations on the due diligence process. As a result, we may become subject to liabilities or risks not discovered through our due diligence efforts, which could have a material adverse effect on our profitability.

•                      Our customers continue to demand that we bear the cost of the repair and replacement of defective products which are either covered under their warranty or are the subject of a recall by them. Warranty provisions are established based on our best estimate of the amounts necessary to settle existing or probable claims on product defect issues. Recall costs are costs incurred when government regulators and/or our customers decide to recall a product due to a known or suspected performance issue and we are required to participate either voluntarily or involuntarily. Currently, under most customer agreements, we only account for existing or probable warranty claims. Under certain complete vehicle engineering and assembly contracts, we record an estimate of future warranty-related costs based on the terms of the specific customer agreements and the specific customer’s warranty experience. While we possess considerable historical warranty and recall data and experience with respect to the products we currently produce, we have little or no warranty and recall data which allows us to establish accurate estimates of, or provisions for, future warranty or recall costs relating to new products, assembly programs or technologies being brought into production. The obligation to repair or replace such products could have a material adverse effect on our profitability and financial condition.

•                      Our manufacturing facilities are subject to risks associated with natural disasters, including fires, floods, hurricanes and earthquakes. The occurrence of any of these disasters could cause the total or partial destruction of a manufacturing facility, thus preventing us from supplying products to our customers and disrupting production at their facilities for an indeterminate period of time. The inability to promptly resume the supply of products following a natural disaster at a manufacturing facility could have a material adverse effect on our operations and profitability.

•                     Some of our current and former employees in Canada and the United States participate in defined benefit pension plans. Although these plans have been closed to new participants, existing participants in Canada continue to accrue benefits. Our defined benefit pension plans are not fully funded and our pension funding obligations could increase significantly due to a reduction in the funding status caused by a variety of factors, including: weak performance of capital markets; declining interest rates; failure to achieve sufficient investment returns; investment risks inherent in the investment portfolios of the plans; and other factors. A significant increase in our pension funding obligations could have an adverse effect on our profitability and financial condition.

•                      From time to time, we may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. Depending on the nature or duration of any potential proceedings or claims, we may incur substantial costs and expenses and may be required to devote significant management time and resources to the matters. On an ongoing basis, we attempt to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, although it is difficult to predict final outcomes with any degree of certainty. Except as disclosed from time to time in our consolidated financial statements, we do not believe that any of the proceedings or claims to which we are party will have a material adverse effect on our profitability; however, we cannot provide any assurance to this effect.

•                      We have incurred losses in some countries which we may not be able to fully or partially offset against income we have earned in those countries. In some cases, we may not be able to utilize these losses at all if we cannot generate profits in those countries and/or if we have ceased conducting business in those countries altogether. Our inability to utilize tax losses could materially adversely affect our profitability. At any given time, we may face other tax exposures arising out of changes in tax or transfer pricing laws, tax reassessments or otherwise. To the extent we cannot implement measures to offset these exposures, they may have a material adverse effect on our profitability.

•                      In recent years, we have invested significant amounts of money in our business through capital expenditures to support new facilities, expansion of existing facilities, purchases of production equipment and acquisitions. Returns achieved on such investments in the past are not necessarily indicative of the returns we may achieve on future investments and our inability to achieve returns on future investments which equal or exceed returns on past investments could have a material adverse effect on our level of profitability.

•                      We believe we will have sufficient available cash to successfully execute our business plan and balance sheet strategy, even in the event of another global recession similar to that of 2008-2009. However, uncertain economic conditions create significant planning risks for us. The occurrence of an economic shock not contemplated in our business plan, a rapid deterioration of economic conditions or a more prolonged recession than that experienced in 2008-2009 could result in the depletion of our cash resources, which could have a material adverse effect on our operations and financial condition.

•                      Trading prices of our Common Shares cannot be predicted and may fluctuate significantly due to a variety of factors, many of which are outside our control, including: general economic and stock market conditions; variations in our operating results and financial condition; differences between our actual operating and financial results and those expected by investors and stock analysts; changes in recommendations made by stock analysts, whether due to factors relating to us, our customers, the automotive industry or otherwise; significant news or events relating to our primary customers, including the release of vehicle production and sales data; investor and stock analyst perceptions about the prospects for our or our primary customers’ respective businesses or the automotive industry; and other factors.

RESULTS OF OPERATIONS

Average Foreign Exchange

	For the three months				For the year
	ended December 31,				ended December 31,
	2013	2012	Change		2013	2012	Change

1 Canadian dollar equals U.S. dollars	0.953	1.010	-	6%	0.971	1.001	-	3%
1 euro equals U.S. dollars	1.361	1.298	+	5%	1.328	1.286	+	3%
1 British pound equals U.S. dollars	1.619	1.607	+	1%	1.564	1.585	-	1%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The changes in these foreign exchange rates for the three months and year ended December 31, 2013 impacted the reported U.S. dollar amounts of our sales, expenses and income.

The results of operations whose functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.

Finally, foreign exchange gains and losses on revaluation and/or settlement of monetary items denominated in a currency other than an operation’s functional currency impact reported results. These gains and losses are recorded in selling, general and administrative expense.

RESULTS OF OPERATIONS — FOR THE YEAR ENDED DECEMBER 31, 2013

Sales

	For the year
	ended December 31,
	2013	2012	Change

Vehicle Production Volumes (millions of units)
North America	16.188	15.450	+	5%
Europe	19.313	19.432	-	1%

Sales
External Production
North America	$16,744	$15,336	+	9%
Europe	9,957	8,786	+	13%
Asia	1,391	1,034	+	35%
Rest of World	858	803	+	7%
Complete Vehicle Assembly	3,062	2,561	+	20%
Tooling, Engineering and Other	2,823	2,317	+	22%
Total Sales	$34,835	$30,837	+	13%

External Production Sales - North America

External production sales in North America increased 9% or $1.40 billion to $16.74 billion for 2013 compared to $15.34 billion for 2012, primarily as a result of:

•                  the launch of new programs during or subsequent to 2012, including the:

•                  Ford Fusion and Lincoln MKZ;

•                  Jeep Cherokee;

•                  GM full-size pickups;

•                  Honda Accord;

•                  Chevrolet Impala; and

•                  Tesla Model S;

•                  higher production volumes on certain existing programs;

•                  acquisitions completed during or subsequent to 2012 which positively impacted sales by $155 million, including STT Technologies (“STT”); and

•                  an increase in content on certain programs, including the:

•                  Buick Enclave, GMC Acadia and Chevrolet Traverse; and

•                  Jeep Grand Cherokee.

These factors were partially offset by:

•                  programs that ended production during or subsequent to 2012, including the Jeep Liberty;

•                  a decrease in reported U.S. dollar sales primarily as a result of the weakening of the Canadian dollar against the U.S. dollar;

•                  a decrease in content on certain programs, including the Jeep Patriot and Compass; and

•                  net customer price concessions subsequent to 2012.

External Production Sales - Europe

External production sales in Europe increased 13% or $1.17 billion to $9.96 billion for 2013 compared to $8.79 billion for 2012, primarily as a result of:

•                  the launch of new programs during or subsequent to 2012, including the:

•                  Mercedes-Benz A-Class;

•                  MINI Paceman;

•                  Mercedes-Benz CLA-Class;

•                  Ford Kuga; and

•                  Skoda Rapid and SEAT Toledo;

•                  acquisitions completed during or subsequent to 2012, which positively impacted sales by $466 million, including ixetic and BDW technologies group (“BDW”) and the re-acquisition of an interior systems operation; and

•                  a $233 million increase in reported U.S. dollar sales primarily as a result of the strengthening of the euro against the U.S. dollar.

These factors were partially offset by:

•                  lower production volumes on certain existing programs;

•                  programs that ended production during or subsequent to 2012; and

•                  net customer price concessions subsequent to 2012.

External Production Sales — Asia

External production sales in Asia increased 35% or $357 million to $1.39 billion for 2013 compared to $1.03 billion for 2012, primarily as a result of:

•                  higher production volumes on certain existing programs;

•                  the launch of new programs during or subsequent to 2012, primarily in China;

•                  a $25 million increase in reported U.S. dollar sales as a result of the net strengthening of foreign currencies against the U.S. dollar, including the Chinese Renminbi; and

•                  acquisitions completed during or subsequent to 2012, which positively impacted sales by $18 million, including ixetic.

These factors were partially offset by net customer price concessions subsequent to 2012.

External Production Sales - Rest of World

External production sales in Rest of World increased 7% or $55 million to $858 million for 2013 compared to $803 million for 2012, primarily as a result of:

•                  the launch of new programs during or subsequent to 2012, primarily in Argentina and Brazil;

•                  higher production volumes on certain existing programs; and

•                  net customer price increases subsequent to 2012.

These factors were partially offset by:

•                  a $106 million decrease in reported U.S. dollar sales as a result of the net weakening of foreign currencies against the U.S. dollar, including the Brazilian real and Argentine peso; and

•                  programs that ended production during or subsequent to 2012.

Complete Vehicle Assembly Sales

	For the year
	ended December 31,
	2013	2012	Change

Complete Vehicle Assembly Sales	$3,062	$2,561	+	20%

Complete Vehicle Assembly Volumes (Units)	146,566	123,602	+	19%

Complete vehicle assembly sales increased 20%, or $501 million, to $3.06 billion for 2013 compared to $2.56 billion for 2012 and assembly volumes increased 19% or 22,964 units.

The increase in complete vehicle assembly sales is primarily as a result of:

•                  the launch of the MINI Paceman during the fourth quarter of 2012;

•                  an increase in assembly volumes for the Mercedes-Benz G-Class; and

•                  a $93 million increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar.

These factors were partially offset by:

•                  the end of production of the Aston Martin Rapide at our Magna Steyr facility during the second quarter of 2012; and

•                  a decrease in assembly volumes for the Peugeot RCZ.

Tooling, Engineering and Other Sales

Tooling, engineering and other sales increased 22% or $506 million to $2.82 billion for 2013 compared to $2.32 billion for 2012.

In 2013, the major programs for which we recorded tooling, engineering and other sales were the:

•                  GM full-size pickups and SUVs;

•                  Ford Transit;

•                  Qoros 3;

•                 Ford Fusion;

•                  Mercedes-Benz M-Class;

•                  MINI Countryman;

•                  Skoda Octavia;

•                  MINI Cooper;

•                  MINI Paceman; and

•                  Jeep Grand Cherokee;

In 2012, the major programs for which we recorded tooling, engineering and other sales were the:

•                  Ford Fusion;

•                  MINI Countryman;

•                  Mercedes-Benz M-Class;

•                  Chevrolet Trax;

•                  Qoros 3;

•                  Opel Cascada Convertible;

•                  Chevrolet Spin;

•                  Ford Escape;

•                  Infiniti hatchback program;

•                  Dodge Dart; and

•                  Ford Transit.

In addition, tooling, engineering and other sales increased as a result of the net strengthening of foreign currencies against the U.S dollar, including the strengthening of the euro partially offset by the weakening of the Canadian dollar.

Cost of Goods Sold and Gross Margin

	For the year
	ended December 31,
	2013	2012

Sales	$34,835	$30,837

Cost of goods sold
Material	22,293	19,706
Direct labour	2,272	2,038
Overhead	5,722	5,275
	30,287	27,019
Gross margin	$4,548	$3,818

Gross margin as a percentage of sales	13.1%	12.4%

Cost of goods sold increased $3.27 billion to $30.29 billion for 2013 compared to $27.02 billion for 2012 primarily as a result of:

•                  higher material, overhead and labour costs associated with the increase in sales, including wage increases at certain operations;

•                  $684 million related to acquisitions completed during or subsequent to 2012, including ixetic, STT, E-Car and the re-acquisition of an interior systems operation;

•                  increased pre-operating costs incurred at new facilities;

•                  a net increase in reported U.S. dollar cost of goods sold primarily due to the strengthening of the euro against the U.S. dollar partially offset by the weakening of the Canadian dollar, Brazilian real and Argentine peso, each against the U.S. dollar; and

•                  a larger amount of employee profit sharing.

Gross margin increased $730 million to $4.55 billion for 2013 compared to $3.82 billion for 2012 and gross margin as a percentage of sales increased to 13.1% for 2013 compared to 12.4% for 2012. The increase in gross margin as a percentage of sales was primarily due to:

•                 margins earned on higher production sales;

•                  incremental margin earned on new programs that launched during or subsequent to 2012;

•                  improved pricing on certain unprofitable contracts;

•                  lower commodity costs;

•                  the closure of certain facilities;

•                  lower warranty costs; and

•                  productivity and efficiency improvements at certain facilities.

These factors were partially offset by:

•                  an increase in complete vehicle assembly sales which have a higher material content than our consolidated average;

•                  a larger amount of employee profit sharing;

•                  an increase in tooling, engineering and other sales that have low or no margins;

•                  the re-acquisition, during 2012, of an interior systems operation;

•                  higher costs incurred in preparation for upcoming launches;

•                  increased pre-operating costs incurred at new facilities;

•                  programs that ended production during or subsequent to 2012; and

•                  operational inefficiencies and other costs at certain facilities.

Depreciation and Amortization

Depreciation and amortization costs increased $262 million to $1.06 billion for 2013 compared to $0.80 billion for 2012. The higher depreciation and amortization was primarily as a result of:

•                  incremental intangible asset amortization of $106 million related to the acquisition and re-measurement of E-Car;

•                  $80 million related to acquisitions completed during or subsequent to 2012, including ixetic, E-Car and STT;

•                  depreciation related to new facilities; and

•                  other capital spending during or subsequent to 2012.

Selling, General and Administrative (“SG&A”)

SG&A expense as a percentage of sales was 4.6% for 2013 compared to 4.9% for 2012. SG&A expense increased $106 million to $1.62 billion for 2013 compared to $1.51 billion for 2012 primarily as a result of:

•                  higher labour and other costs to support the growth in sales, including wage increases at certain operations;

•                  increased costs incurred at new facilities;

•                  $25 million related to acquisitions completed during or subsequent to 2012, including ixetic, E-Car, and STT;

•                  higher incentive compensation;

•                  a $7 million net decrease in revaluation gains in respect of ABCP; and

•                  higher employee profit sharing.

These factors were partially offset by:

•                  lower restructuring and downsizing costs;

•                  $10 million of cash received related to the settlement of ABCP between the Investment Industry Regulatory Organization of Canada and financial institutions;

•                  a loss on disposal of an investment in 2012; and

•                  lower stock-based compensation.

Equity Income

Equity income increased $45 million to $196 million for 2013 compared to $151 million for 2012. Equity income for 2012 included $35 million of equity loss related to our investment in E-Car and $5 million of equity income related to our investment in STT. Excluding this $30 million net equity loss, the $15 million increase in equity income is primarily as a result of higher income from most of our equity accounted investments.

Other Expense (Income), net

During the three months and years ended December 31, 2013 and 2012, we recorded Other Expense and Other Income items as follows:

	2013			2012
		Net			Net
		Income	Diluted		Income	Diluted
	Operating	Attributable	Earnings	Operating	Attributable	Earnings
	Income	to Magna	per Share	Income	to Magna	per Share

Fourth Quarter
Restructuring charges (1)	$35	$25	$0.11	$55	$53	$0.23
Impairment of long-lived assets (1)	33	21	0.09	25	23	0.10
Impairment of goodwill (1)	22	22	0.10	—	—	—
Re-measurement gain of STT (2)	—	—	—	(35)	(35)	(0.15)
	90	68	0.30	45	41	0.18

Third Quarter
Restructuring charges (1)	48	33	0.14	—	—	—
Re-measurement gain of E-Car (2)	—	—	—	(153)	(125)	(0.53)
	48	33	0.14	(153)	(125)	(0.53)

First Quarter
Restructuring charges (1)	6	6	0.02	—	—	—
Full year other expense (income), net	$144	$107	$0.47	$(108)	$(84)	$(0.35)

(1)     Restructuring and Impairment Charges

[a]    For the year ended December 31, 2013

(i)       Restructuring Costs

As a result of recent customer announcements related to plant closures, the profitability of certain facilities and the level of future booked business, we determined that restructuring would have to be completed in our traditional European markets in order to remain cost competitive over the long-term. As a result, during the fourth, third and first quarters of 2013, we recorded net restructuring charges of $35 million ($25 million after tax), $48 million ($33 million after tax) and $6 million ($6 million after tax), respectively, in Europe at our exterior and interior systems operations related primarily to the closure of a facility in Belgium.

Substantially all of these restructuring costs remain to be paid subsequent to 2013.

During 2014, we expect to record additional restructuring charges of approximately $75 million.

(ii)   Impairments of Long-lived Assets

In conjunction with our annual business planning cycle, during the fourth quarter of 2013 we recorded long-lived asset impairment charges of $33 million ($21 million after tax and non-controlling interests) consisting of $23 million in North America and $10 million in Rest of World. The impairment charges related to battery research equipment in North America and fixed assets at our Seating operations in South America.

(iii)Impairment of Goodwill

In conjunction with our annual business planning cycle, during the fourth quarter of 2013 we recorded goodwill impairment charges of $22 million ($22 million after tax) in Rest of World related to our metal stamping operations.

[b]    For the year ended December 31, 2012

(i)       Restructuring Costs

During the fourth quarter of 2012, we recorded restructuring charges of $55 million ($53 million after tax) in Europe primarily at our exterior and interior systems and complete vehicle and engineering services operations.

(ii)   Impairments of Long-lived Assets

During the fourth quarter of 2012 we recorded long-lived asset impairment charges of $23 million ($22 million after tax) in Europe and $2 million ($1 million after tax) in North America. In Europe, the impairment charges related primarily to fixed assets at our exterior and interior systems operations.

(2)     Re-measurement gains

(i)       STT Technologies Inc.

On October 26, 2012, we acquired the remaining 50% interest in STT for cash consideration of $55 million. STT is a manufacturer of automotive pumps with operations in Canada and Mexico. Prior to the acquisition, we accounted for this investment using the equity method of accounting.

The incremental investment in STT was accounted for under the business acquisition method of accounting as a step acquisition which requires that we re-measure our pre-existing investment in STT at fair value and recognize any gains or losses in income. The estimated fair value of our investment immediately before the closing date was $55 million, which resulted in the recognition of a non-cash gain of $35 million ($35 million after tax).

(ii)   Magna E-Car Systems LP

On August 31, 2012, we acquired the controlling 27% interest in E-Car from a company affiliated with the Stronach Group for cash consideration of $75 million.

Prior to the acquisition, we held the 73% non-controlling interest in E-Car and accounted for this investment using the equity method of accounting. The incremental investment in E-Car was accounted for under the business acquisition method of accounting as a step acquisition which requires that we re-measure our pre-existing investment in E-Car at fair value and recognize any gains or losses in income. The estimated fair value of our partnership interest immediately before the closing date was $205 million, which resulted in the recognition of a non-cash gain of $153 million ($125 million after tax).

Segment Analysis

Given the differences between the regions in which we operate, our operations are segmented on a geographic basis. Beginning in the fourth quarter of 2013, our segments consist of North America, Europe, Asia and Rest of World. Consistent with the above, our internal financial reporting segments key internal operating performance measures between North America, Europe, Asia and Rest of World for purposes of presentation to the chief operating decision maker to assist in the assessment of operating performance, the allocation of resources, and our long-term strategic direction and future global growth.

Our chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since we believe Adjusted EBIT is the most appropriate measure of operational profitability or loss for our reporting segments. Adjusted EBIT represents income from operations before income taxes; interest expense, net; and other expense (income), net.

	For the year ended December 31,
	External Sales			Adjusted EBIT
	2013	2012	Change	2013	2012	Change

North America	$17,859	$16,241	$1,618	$1,645	$1,521	$124
Europe	14,525	12,563	1,962	375	165	210
Asia	1,539	1,187	352	85	49	36
Rest of World	889	823	66	(76)	(77)	1
Corporate and Other	23	23	—	36	—	36
Total reportable segments	$34,835	$30,837	$3,998	$2,065	$1,658	$407

Excluded from Adjusted EBIT for 2013 and 2012 were the following Other Expense and Other Income items, which have been discussed in the “Other Expense” section.

	For the year
	ended December 31,
	2013	2012

North America
Impairment charges	$23	$2
Re-measurement gain of STT	—	(35)
	23	(33)

Europe
Restructuring charges	89	55
Impairment charges	—	23
	89	78

Rest of World
Impairment charges	32	—

Corporate and Other
Re-measurement gain of E-Car	—	(153)

	$144	$(108)

North America

Adjusted EBIT in North America increased $124 million to $1.65 billion for 2013 compared to $1.52 million for 2012 primarily as a result of:

•                  margins earned on higher production sales;

•                  incremental margin earned on new programs that launched during or subsequent to 2012;

•                  lower restructuring and downsizing costs;

•                  decreased pre-operating costs incurred at new facilities;

•                  the benefit of restructuring and downsizing activities recently undertaken; and

•                  productivity and efficiency improvements at certain facilities.

These factors were partially offset by:

•                  incremental intangible asset amortization of $106 million related to the acquisition and re-measurement of E-Car;

•                  programs that ended production during or subsequent to 2012;

•                  operational inefficiencies and other costs at certain facilities;

•                  higher costs incurred in preparation for upcoming launches;

•                  a larger amount of employee profit sharing;

•                  higher affiliation fees paid to Corporate; and

•                  increased commodity costs.

Europe

Adjusted EBIT in Europe increased $210 million to $375 million for 2013 compared to $165 million for 2012 primarily as a result of:

•                  margins earned on higher production sales;

•                  incremental margin earned on new programs that launched during or subsequent to 2012;

•                  improved pricing on certain unprofitable contracts;

•                 acquisitions completed during or subsequent to 2012, including ixetic;

•                  the benefit of restructuring and downsizing activities recently undertaken;

•                  lower costs incurred in preparation for upcoming launches;

•                  decreased commodity costs;

•                  net favourable settlement of certain commercial items;

•                  higher equity income;

•                  decreased pre-operating costs incurred at new facilities; and

•                  productivity and efficiency improvements at certain facilities.

These factors were partially offset by:

•                  a larger amount of employee profit sharing;

•                  higher affiliation fees paid to corporate;

•                  higher restructuring and downsizing costs;

•                  higher incentive compensation; and

•                  operational inefficiencies and other costs at certain facilities.

Asia

Asia Adjusted EBIT increased $36 million to $85 million for 2013 compared to $49 million for 2012 primarily as a result of:

•                  margins earned on higher production sales, including margins earned on the launch of new facilities and new programs;

•                  productivity and efficiency improvements at certain facilities;

•                  higher equity income; and

•                  lower warranty costs of $2 million.

These factors were partially offset by:

•                  increased costs related to new facilities;

•                  a larger amount of employee profit sharing;

•                  higher costs incurred in preparation for upcoming launches;

•                  higher affiliation fees paid to Corporate; and

•                  higher incentive compensation.

Rest of World

Rest of World Adjusted EBIT increased $1 million to a loss of $76 million for 2013 compared to a loss of $77 million for 2012 primarily as a result of:

•                  margins earned on higher production sales, including margins earned on the launch of new facilities and new programs;

•                  productivity and efficiency improvements at certain facilities;

•                  favourable earn-out settlement;

•                  lower restructuring and downsizing costs; and

•                  net customer price increases subsequent to 2012.

These factors were partially offset by:

•                  higher production costs, including inflationary increases, that we have not been fully successful in passing through to our customers;

•                  increased costs related to new facilities;

•                  higher affiliation fees paid to Corporate;

•                  higher costs incurred in preparation for upcoming launches; and

•                  higher incentive compensation.

Corporate and Other

Corporate and Other Adjusted EBIT increased $36 million to $36 million for 2013 compared to $nil for 2012. The loss related to our equity accounted investment in E-Car included in Corporate and Other was $35 million for 2012. Excluding E-Car, Corporate and Other Adjusted EBIT increased $1 million to $36 million for 2013 compared to $35 million for 2012 primarily as a result of:

•                 an increase in affiliation fees earned from our divisions;

•                  $10 million of cash received related to the settlement of ABCP between the Investment Industry Regulatory Organization of Canada and financial institutions;

•                  a loss on disposal of an investment in the second quarter of 2012; and

•                  lower stock-based compensation.

These factors were partially offset by:

•                  costs incurred to evaluate the effectiveness of our supply base;

•                  higher incentive compensation;

•                  the recovery of due diligence costs in the second quarter of 2012; and

•                  a $7 million net decrease in revaluation gains in respect of ABCP.

Interest Expense, net

During 2013 and 2012, we recorded net interest expense of $16 million.

Income from Operations before Income Taxes

Income from operations before income taxes increased $155 million to $1.91 billion for 2013 compared to $1.75 billion for 2012. Excluding Other Expense and Other Income, discussed in the “Other Expense” section, income from operations before income taxes for 2013 increased $407 million. The increase in income from operations before income taxes is the result of the increase in EBIT, as discussed above.

Income Taxes

	2013		2012
	$	%	$	%

Income taxes as reported	$360	18.9	$324	18.5
Valuation allowances	21	1.0	89	5.4
Mexican flat tax	36	1.8	—	—
Tax effect on Other expense (income), net	28	—	(24)	(0.2)
	$445	21.7	$389	23.7

For the year ended December 31, 2013, we had a valuation allowance against our deferred tax assets in certain European countries. These valuation allowances were required because of historical losses and uncertainty as to the timing of when we would be able to generate the necessary level of earnings to recover these deferred tax assets. Over the past few years, some of our European operations have delivered sustained profits which, together with forecasted profits have allowed us to release a portion of the valuation allowances set up against our European deferred tax assets. Additionally, during 2013, we released a portion of our valuation allowance in China. The effect of these valuation allowance releases in 2013 is $21 million. Finally, we recorded a $36 million deferred tax benefit as a result of the elimination of the Mexican flat tax.

For the year ended December 31, 2012, we had valuation allowances against our deferred tax assets in the United Kingdom and Germany. Based on financial forecasts and continued anticipated growth, we released a portion of the valuation allowance set up against our deferred tax assets in the United Kingdom; and in Germany, the BDW and ixetic acquisitions allowed us to release a portion of the valuation allowance set up against our German deferred tax assets. Additionally, during 2012 we released a portion of our valuation allowances in Mexico and China, which were partially offset by a new valuation allowance against all of our deferred tax assets in Brazil. The net effect of all these valuation allowance releases in 2012 is $89 million.

The valuation allowances and elimination of the Mexican flat tax (the “Deferred Tax Adjustments”) totaled $57 million and $89 million in 2013 and 2012, respectively.

Excluding Other Expense and Other Income, after tax, and the Deferred Tax Adjustments, the effective income tax rate decreased to 21.7% for 2013 compared to 23.7% for 2012 primarily as result of favourable audit settlements of prior taxation years and a reduction in losses not benefitted in Europe partially offset by non-creditable withholding tax on the repatriation of funds to Canada.

Net Income

Net income of $1.55 billion for 2013 increased $119 million compared to 2012. Excluding Other Expense and Other Income, after tax, as discussed in the “Other Expense” section and the Deferred Tax Adjustments as discussed in the “Income Taxes” section, net income increased $351 million. The increase in net income is the result of the increase in income from operations before income taxes partially offset by higher income taxes.

Net Loss Attributable to Non-controlling Interests

Net loss attributable to non-controlling interests increased $9 million to $16 million for 2013 compared to $7 million for 2012 as a result of impairments of long-lived assets discussed in the “Other Expense” section.

Net Income Attributable to Magna International Inc.

Net income attributable to Magna International Inc. of $1.56 billion for 2013 increased $128 million compared to 2012. Excluding Other Expense and Other Income, after tax and net loss attributable to non-controlling interests, as discussed in the “Other Expense” section and the Deferred Tax Adjustments as discussed in the “Income Taxes” section, net income attributable to Magna International Inc. increased $351 million as a result of the increase in net income, as discussed above.

Earnings per Share

	For the year
	ended December 31,
	2013	2012	Change

Earnings per Common Share
Basic	$6.85	$6.17	+	11%
Diluted	$6.76	$6.09	+	11%

Average number of Common Shares outstanding (millions)
Basic	227.9	232.4	-	2%
Diluted	230.8	235.2	-	2%

Diluted earnings per share increased $0.67 to $6.76 for 2013 compared to $6.09 for 2012. Other Expense and Other Income, after tax and net loss attributable to non-controlling interests and the Deferred Tax Adjustments, negatively impacted diluted earnings per share in 2013 by $0.22 and positively impacted diluted earnings per share in 2012 by $0.73. Other Expense and Other Income and the Deferred Tax Adjustments are discussed in the “Other Expense” and “Income Taxes” sections, respectively. Excluding the $0.22 per share negative impact for 2013 and the $0.73 per share positive impact for 2012, diluted earnings per share increased $1.62, as a result of the increase in net income attributable to Magna International Inc. and a decrease in the weighted average number of diluted shares outstanding during 2013.

The decrease in the weighted average number of diluted shares outstanding was due to the purchase and cancellation of Common Shares, during or subsequent to 2012, pursuant to our normal course issuer bids and the cashless exercise of options, partially offset by the issue of Common Shares related to the exercise of stock options, an increase in the number of diluted options outstanding as a result of an increase in the trading price of our common stock and stock options issued subsequent to 2012.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow from Operations

	For the year
	ended December 31,
	2013	2012	Change

Net income	$1,545	$1,426
Items not involving current cash flows	1,149	708
	2,694	2,134	$560
Changes in non-cash operating assets and liabilities	(127)	72
Cash provided from operating activities	$2,567	$2,206	$361

Cash flow from operations before changes in non-cash operating assets and liabilities increased $560 million to $2.69 million for 2013 compared to $2.13 billion for 2012. The increase in cash flow from operations was due to a $441 million increase in items not involving current cash flows and a $119 million increase in net income, as discussed above. Items not involving current cash flows are comprised of the following:

	For the year
	ended December 31,
	2013	2012

Depreciation and amortization	$1,063	$801
Other non-cash charges	189	154
Amortization of other assets included in cost of goods sold	138	113
Impairment charges	55	25
Non-cash portion of Other expense (income), net	—	(188)
Deferred income taxes	(100)	(46)
Equity income	(196)	(151)
Items not involving current cash flows	$1,149	$708

Cash invested in non-cash operating assets and liabilities amounted to $127 million for 2013 compared to cash provided from operations of $72 million for 2012. The change in non-cash operating assets and liabilities is comprised of the following sources (and uses) of cash:

	For the year
	ended December 31,
	2013	2012

Accounts receivable	$(584)	$(46)
Inventories	(141)	(315)
Prepaid expenses and other	(56)	36
Accounts payable	329	249
Accrued salaries and wages	87	37
Other accrued liabilities	298	97
Income taxes payable	(56)	16
Deferred revenue	(4)	(2)
Changes in non-cash operating assets and liabilities	$(127)	$72

Higher accounts receivable relate primarily to the increase in production sales during 2013, particularly in December 2013 compared to December 2012. The increase in inventories was primarily due to increased production inventory to support higher sales activities and for upcoming launches. The increase in accounts payable was primarily due to timing of payments. The increase in accrued salaries and wages was primarily due to restructuring, employee profit sharing and vacation accruals. Higher other accrued liabilities relate to the increase in sales and restructuring costs.

Capital and Investment Spending

	For the year
	ended December 31,
	2013	2012	Change

Fixed asset additions	$(1,169)	$(1,274)
Investments and other assets	(192)	(122)
Fixed assets, investments and other assets additions	(1,361)	(1,396)
Purchase of subsidiaries	(9)	(525)
Proceeds from disposition	163	106
Cash used for investment activities	$(1,207)	$(1,815)	$608

Fixed assets, investments and other assets additions

In 2013, we invested $1.17 billion in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in 2013 was for manufacturing equipment for programs that will be launching subsequent to 2013.

In 2013, we invested $188 million in other assets related primarily to fully reimbursable tooling and engineering costs for programs that launched during 2013 or will be launching subsequent to 2013.

Purchase of subsidiaries

During November 2013, we acquired the remaining 49% interest of Textile Competence Centre Kft, a textile plant in Germany for cash consideration of $9 million. Prior to the acquisition, we were fully consolidating this entity with non-controlling interest equal to the 49% interest not owned by us.

During 2012, we invested $525 million to purchase subsidiaries, including the acquisitions of:

•                  ixetic, a manufacturer of automotive vacuum, engine and transmission pumps, which has operations in Germany, Bulgaria and China as well as representation in Brazil, India, Japan and the United States. The acquired business has sales primarily to BMW, Daimler, Volkswagen, Schaeffler, ZF, Ford, Chrysler, Renault-Nissan and Toyota;

•                  the controlling 27% interest in the E-Car partnership;

•                  the remaining 50% interest in STT; and

•                  BDW, a structural casting supplier of aluminium components, which has operations in Germany, Poland and Hungary with sales primarily to Volkswagen, Audi, Porsche, Mercedes-Benz, Ferrari and ZF.

Proceeds from disposition

In 2013, the $163 million of proceeds include normal course fixed and other asset disposals.

Financing

	For the year
	ended December 31,
	2013	2012	Change

(Decrease) increase in bank indebtedness	$(18)	$42
Repayments of debt	(173)	(309)
Issues of debt	151	348
Issues of Common Shares on exercise of stock options	63	14
Repurchase of Common Shares	(1,020)	(40)
Settlement of stock options	(23)	(19)
Contribution to subsidiaries by non-controlling interests	4	—
Dividends paid	(284)	(252)
Cash used for financing activities	$(1,300)	$(216)	$(1,084)

During 2013, we purchased for cancellation 14.1 million Common Shares for an aggregate purchase price of $1.02 billion under our normal course issuer bids.

During 2013, 849,999 options were exercised on a cashless basis in accordance with the applicable stock option plans. On exercise, cash payments totalling $23 million were made to the stock option holders which represented the difference between the aggregate fair market value of the Option Shares based on the closing price of our Common Shares on the Toronto Stock Exchange (“TSX”) on the date of exercise and the aggregate Exercise Price of all such options surrendered.

Cash dividends paid per Common Share were $1.28 for 2013, for a total of $284 million.

Financing Resources

	As at	As at
	December 31,	December 31,
	2013	2012	Change

Liabilities
Bank indebtedness	$41	$71
Long-term debt due within one year	230	249
Long-term debt	102	112
	373	432
Non-controlling interest	16	29
Shareholders’ equity	9,623	9,429
Total capitalization	$10,012	$9,890	$122

Total capitalization increased by $122 million to $10.01 billion at December 31, 2013 compared to $9.89 billion at December 31, 2012, primarily as a result of a $194 million increase in shareholders’ equity partially offset by a $59 million decrease in liabilities.

The increase in shareholders’ equity was primarily as a result of net income earned in 2013 partially offset by:

•                  the repurchase of Common Shares in connection with our normal course issuer bids;

•                  dividends paid during 2013; and

•                  the $134 million net unrealized loss on translation of net investment in foreign operations.

The decrease in liabilities relates primarily to reduced bank indebtedness and lower bank term debt in our Asia and Rest of World segments.

Cash Resources

During 2013, our cash resources increased by $32 million to $1.55 billion as a result of the cash provided from operating activities partially offset by cash used for investing and financing activities, as discussed above. In addition to our cash resources at December 31, 2013, we had term and operating lines of credit totalling $2.56 billion of which $2.20 billion was unused and available.

On June 20, 2013, we amended our previous $2.25 billion revolving credit facility to become a five year facility with a maturity of June 20, 2018. The facility now includes a $200 million Asian tranche, a $50 million Mexican tranche and a tranche for Canada, U.S. and Europe, which is fully transferable between jurisdictions and can be drawn in U.S. dollars, Canadian dollars or euros.

Maximum Number of Shares Issuable

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at February 28, 2014 were exercised:

Common Shares	221,187,872
Stock options (i)	4,704,940
225,892,812

(i)            Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

Contractual Obligations and Off-Balance Sheet Financing

A purchase obligation is defined as an agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Consistent with our customer obligations, substantially all of our purchases are made under purchase orders with our suppliers which are requirements based and accordingly do not specify minimum quantities. Other long-term liabilities are defined as long-term liabilities that are recorded on our consolidated balance sheet. Based on this definition, the following table includes only those contracts which include fixed or minimum obligations.

At December 31, 2013, we had contractual obligations requiring annual payments as follows:

		2015-	2017-
	2014	2016	2018	Thereafter	Total

Operating leases	$343	$576	$397	$402	$1,718
Long-term debt	230	61	33	8	332
Unconditional Purchase Obligations:
Materials and Services	1,621	113	7	3	1,744
Capital	240	27	15	—	282
Total contractual obligations	$2,434	$777	$452	$413	$4,076

Our unfunded obligations with respect to employee future benefit plans, which have been actuarially determined, were $516 million at December 31, 2013. These obligations are as follows:

			Termination and
	Pension	Retirement	Long Service
	Liability	Liability	Arrangements	Total

Projected benefit obligation	$454	$36	$354	$844
Less plan assets	(328)	—	—	(328)
Unfunded amount	$126	$36	$354	$516

Our off-balance sheet financing arrangements are limited to operating lease contracts.

The majority of our facilities are subject to operating leases. Operating lease payments in 2013 for facilities were $304 million. Operating lease commitments in 2014 for facilities are expected to be $293 million. A majority of our existing lease agreements generally provide for periodic rent escalations based either on fixed-rate step increases, or on the basis of a consumer price index adjustment (subject to certain caps).

We also have operating lease commitments for equipment. These leases are generally of shorter duration. Operating lease payments for equipment were $59 million for 2013, and are expected to be $50 million in 2014.

Although our consolidated contractual annual lease commitments decline year by year, we expect that existing leases will either be renewed or replaced, or alternatively, we will incur capital expenditures to acquire equivalent capacity.

Foreign Currency Activities

Our North American operations negotiate sales contracts with OEMs for payment in both U.S. and Canadian dollars. Materials and equipment are purchased in various currencies depending upon competitive factors, including relative currency values. Our North American operations use labour and materials which are paid for in both U.S. and Canadian dollars. Our Mexican operations generally use the U.S. dollar as the functional currency.

Our European operations negotiate sales contracts with OEMs for payment principally in euros and British pounds. The European operations’ material, equipment and labour are paid for principally in euros and British pounds.

We employ hedging programs, primarily through the use of foreign exchange forward contracts, in an effort to manage our foreign exchange exposure, which arises when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in foreign currencies. These commitments represent our contractual obligations to deliver products over the duration of the product programs, which can last a number of years. The amount and timing of the forward contracts will be dependent upon a number of factors, including anticipated production delivery schedules and anticipated production costs, which may be paid in the foreign currency. In addition, we enter into foreign exchange contracts to manage foreign exchange exposure with respect to internal funding arrangements. Despite these measures, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or British pound, could have an adverse effect on our profitability and financial condition (as discussed throughout this MD&A).

RESULTS OF OPERATIONS — FOR THE THREE MONTHS ENDED DECEMBER 31, 2013

Sales

	For the three months
	ended December 31,
	2013	2012	Change

Vehicle Production Volumes (millions of units)
North America	4.038	3.817	+	6%
Europe	4.919	4.705	+	5%

Sales
External Production
North America	$4,371	$3,878	+	13%
Europe	2,587	2,209	+	17%
Asia	399	310	+	29%
Rest of World	188	211	-	11%
Complete Vehicle Assembly	788	697	+	13%
Tooling, Engineering and Other	841	728	+	16%
Total Sales	$9,174	$8,033	+	14%

External Production Sales - North America

External production sales in North America increased 13% or $493 million to $4.37 billion for the three months ended December 31, 2013 compared to $3.88 billion for the three months ended December 31, 2012, primarily as a result of:

•                  the launch of new programs during or subsequent to the fourth quarter of 2012, including the:

•                  Jeep Cherokee;

•                  Ford Fusion and Lincoln MKZ;

•                  GM full-size pickups; and

•                  Chevrolet Impala;

•                  higher production volumes on certain existing programs;

•                  an increase in content on certain programs, including the;

•                  Jeep Grand Cherokee; and

•                  Buick Enclave, GMC Acadia and Chevrolet Traverse; and

•                  acquisitions completed during or subsequent to the fourth quarter of 2012 which positively impacted sales by $21 million, including STT.

These factors were partially offset by:

•                  a decrease in reported U.S. dollar sales primarily as a result of the weakening of the Canadian dollar against the U.S. dollar; and

•                  net customer price concessions subsequent to the fourth quarter of 2012.

External Production Sales - Europe

External production sales in Europe increased 17% or $378 million to $2.59 billion for the three months ended December 31, 2013 compared to $2.21 billion for the three months ended December 31, 2012, primarily as a result of:

•                  a $93 million  increase in reported U.S. dollar sales primarily as a result of the strengthening of the euro against the U.S. dollar;

•                  acquisitions completed during or subsequent to the fourth quarter of 2012, which positively impacted sales by $75 million, including ixetic;

•                  the launch of new programs during or subsequent to the fourth quarter of 2012, including the:

•                  Mercedes-Benz CLA-Class;

•                  MINI Paceman; and

•                  Volkswagen Jetta; and

•                  higher production volumes on certain existing programs.

These factors were partially offset by:

•                  a decrease in content on certain programs, including the MINI Cooper; and

•                  net customer price concessions subsequent to the fourth quarter of 2012.

External Production Sales — Asia

External production sales in Asia increased 29% or $89 million to $399 million for the three months ended December 31, 2013 compared to $310 million for the three months ended December 31, 2012, primarily as a result of:

•                  higher production volumes on certain existing programs;

•                  the launch of new programs during or subsequent to the fourth quarter of 2012, primarily in China; and

•                  a $7 million increase in reported U.S. dollar sales as a result of the net strengthening of foreign currencies against the U.S. dollar, including the Chinese Renminbi.

These factors were partially offset by net customer price concessions subsequent to the fourth quarter of 2012.

External Production Sales - Rest of World

External production sales in Rest of World decreased 11% or $23 million to $188 million for the three months ended December 31, 2013 compared to $211 million for the three months ended December 31, 2012, primarily as a result of a $26 million decrease in reported U.S. dollar sales as a result of the weakening of foreign currencies against the U.S. dollar, including the Brazilian real and Argentine peso partially offset by:

•                  net customer price increases subsequent to the fourth quarter of 2012; and

•                  higher production volumes on certain existing programs.

Complete Vehicle Assembly Sales

	For the three months
	ended December 31,
	2013	2012	Change

Complete Vehicle Assembly Sales	$788	$697	+	13%

Complete Vehicle Assembly Volumes (Units)	36,704	31,450	+	17%

Complete vehicle assembly sales increased 13%, or $91 million, to $788 million for the three months ended December 31, 2013 compared to $697 million for the three months ended December 31, 2012 and assembly volumes increased 17% or 5,254 units.

The increase in complete vehicle assembly sales is primarily as a result of:

•                  the launch of the MINI Paceman during the fourth quarter of 2012;

•                  a $37 million increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar; and

•                  an increase in assembly volumes for the Mercedes-Benz G-Class.

These factors were partially offset by a decrease in assembly volumes for the Peugeot RCZ.

Tooling, Engineering and Other Sales

Tooling, engineering and other sales increased 16% or $113 million to $841 million for the three months ended December 31, 2013 compared to $728 million for the three months ended December 31, 2012.

In the three months ended December 31, 2013, the major programs for which we recorded tooling, engineering and other sales were the:

•                  MINI Cooper;

•                  Mercedes-Benz M-Class;

•                  GM full-size pickups and SUVs;

•                  Qoros 3;

•                  Opel Zafira

•                  MINI Countryman;

•                  Mercedes-Benz Vito;

•                  Volkswagen Golf; and

•                  Ford Transit.

In the three months ended December 31, 2012, the major programs for which we recorded tooling, engineering and other sales were the:

•                  Fiat Viaggio;

•                  MINI Countryman;

•                 Mercedes-Benz M-Class;

•                  BMW 6-Series;

•                  Opel Cascada Convertible;

•                  Ford Transit;

•                  Volkswagen up!; and

•                  Ford Escape.

In addition, tooling, engineering and other sales increased as a result of the net strengthening of foreign currencies against the U.S dollar, including the strengthening of the euro partially offset by the weakening of the Canadian dollar.

Segment Analysis

	For the three months ended December 31,
	External Sales			Adjusted EBIT
	2013	2012	Change	2013	2012	Change

North America	$4,627	$4,098	$529	$477	$373	$104
Europe	3,899	3,333	566	111	24	87
Asia	449	377	72	26	20	6
Rest of World	193	219	(26)	(21)	(28)	7
Corporate and Other	6	6	—	14	(2)	16
Total reportable segments	$9,174	$8,033	$1,141	$607	$387	$220

Excluded from Adjusted EBIT for the three months ended December 31, 2013 and 2012 were the following Other Expense and Other Income items, which have been discussed in the “Other Expense” section.

	For the three months
	ended December 31,
	2013	2012

North America
Impairment charges	$23	$2
Re-measurement gain of STT	—	(35)
	23	(33)

Europe
Restructuring charges	35	55
Impairment charges	—	23
	35	78

Rest of World
Impairment charges	32	—
	$90	$45

North America

Adjusted EBIT in North America increased $104 million to $477 million for the three months ended December 31, 2013 compared to $373 million for the three months ended December 31, 2012 primarily as a result of:

•                  margins earned on higher production sales;

•                  incremental margin earned on new programs that launched during or subsequent to the three months ended December 31, 2012;

•                  decreased commodity costs;

•                  higher equity income;

•                  decreased pre-operating costs incurred at new facilities; and

•                  productivity and efficiency improvements at certain facilities.

These factors were partially offset by:

•                  operational inefficiencies and other costs at certain facilities;

•                  higher costs incurred in preparation for upcoming launches;

•                  a larger amount of employee profit sharing;

•                  higher affiliation fees paid to Corporate; and

•                  higher incentive compensation.

Europe

Adjusted EBIT in Europe increased $87 million to $111 million for the three months ended December 31, 2013 compared to $24 million for the three months ended December 31, 2012 primarily as a result of:

•                  margins earned on higher production sales;

•                  incremental margin earned on new programs that launched during or subsequent to the three months ended December 31, 2012;

•                  improved pricing on certain unprofitable contracts;

•                  lower costs incurred in preparation for upcoming launches;

•                  the benefit of restructuring and downsizing activities recently undertaken;

•                  acquisitions completed during or subsequent to the three months ended December 31, 2012, including ixetic;

•                  decreased pre-operating costs incurred at new facilities;

•                  higher equity income;

•                  decreased commodity costs;

•                  lower warranty costs of $1 million; and

•                  productivity and efficiency improvements at certain facilities.

These factors were partially offset by:

•                  a larger amount of employee profit sharing;

•                  higher affiliation fees paid to Corporate;

•                  higher restructuring and downsizing costs;

•                  higher incentive compensation; and

•                  operational inefficiencies and other costs at certain facilities.

Asia

Asia Adjusted EBIT increased $6 million to $26 million for the three months ended December 31, 2013 compared to $20 million for the three months ended December 31, 2012 primarily as a result of:

•                  margins earned on higher production sales, including margins earned on the launch of new facilities and new programs;

•                  productivity and efficiency improvements at certain facilities;

•                  decreased costs related to new facilities; and

•                  higher equity income.

These factors were partially offset by:

•                  higher costs incurred in preparation for upcoming launches;

•                  a larger amount of employee profit sharing; and

•                  higher affiliation fees paid to Corporate.

Rest of World

Rest of World Adjusted EBIT increased $7 million to a loss of $21 million for the three months ended December 31, 2013 compared to a loss of $28 million for the three months ended December 31, 2012 primarily as a result of:

•                  productivity and efficiency improvements at certain facilities;

•                  favourable earn-out settlement; and

•                 decreased costs related to new facilities.

These factors were partially offset by:

•                  higher production costs, including inflationary increases, that we have not been fully successful in passing through to our customers;

•                  higher costs incurred in preparation for upcoming launches;

•                  lower equity income; and

•                  higher incentive compensation.

Corporate and Other

Corporate and Other Adjusted EBIT increased $16 million to $14 million for the three months ended December 31, 2013 compared to a loss of $2 million for the three months ended December 31, 2012 primarily as a result of:

•                  an increase in affiliation fees earned from our divisions;

•                  lower stock-based compensation; and

•                  a $1 million net increase in revaluation gains in respect of ABCP.

These factors were partially offset by:

•                  costs incurred to evaluate the effectiveness of our supply base;

•                  lower equity income; and

•                  higher incentive compensation.

FUTURE CHANGES IN ACCOUNTING POLICIES

Unrecognized tax benefits

In July 2013, the FASB issued ASU 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. ASU 2013-11 clarifies guidance and eliminates diversity in practice on the presentation of unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The guidance is effective for annual reporting periods beginning on or after December 15, 2013 and subsequent interim periods. We currently present our unrecognized tax benefits in accordance with ASU 2013-11 and therefore this pronouncement will not result in a change to our consolidated financial statements.

Joint and several liability arrangements

In February 2013, the FASB issued ASU 2013-04, “Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date”. ASU 2013-04 requires reporting and disclosure about obligations resulting from joint and several liability arrangements within the scope of Subtopic 405-40 for which the total amount of the obligation is fixed at the reporting date. ASU 2013-04 is effective for fiscal years and interim periods beginning after December 15, 2013. The impact, if any, on our consolidated financial statements is currently being assessed.

SUBSEQUENT EVENTS

Under Austria’s current group taxation system, an Austrian entity may utilize the tax losses of all direct foreign subsidiaries. On February 28, 2014, the Austrian government enacted legislation abolishing the utilization of foreign losses, where the direct foreign subsidiary is not a member of the European Union. Furthermore, any foreign losses previously used by Austrian entities arising in those direct non European Union subsidiaries will be subject to recapture in Austria. Currently, we have Austrian entities that directly hold subsidiaries in Russia and India that will be affected by this new rule. In light of this legislation, we anticipate taking a charge to tax expense of approximately $25 million to $30 million during the first quarter of 2014. The tax is payable over three years, commencing in 2015.

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation, legal and/or regulatory actions and proceedings and other claims.

Refer to note 18 of our unaudited interim consolidated financial statements for the three months and year ended December 31, 2013, which describes these claims.

For a discussion of risk factors relating to legal and other claims/actions against us, refer to “Item 3. Description of the Business — Risk Factors” in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2012.

CONTROLS AND PROCEDURES

There have been no changes in our internal controls over financial reporting that occurred during 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

The previous discussion contains statements that constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable securities legislation, including, but not limited to, statements relating to: light vehicle production and operating performance in our reporting segments; implementation of improvement plans in our underperforming operations, and/or restructuring actions, including but not limited to, Western Europe and South America; the expected amount of restructuring charges; continued strong operating performance in North America; improved future earnings in Europe; expected results improvements and higher sales in Asia; and future repurchases of Common Shares under our Normal Course Issuer Bid. The forward-looking information in this MD&A is presented for the purpose of providing information about management’s current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the potential for a deterioration of economic conditions or an extended period of economic uncertainty; declines in consumer confidence and the impact on production volume levels; continuing economic uncertainty in various geographic regions, including Western Europe; our ability to sustain or grow our business with OEMs; restructuring actions by OEMs, including plant closures; restructuring, downsizing and/or other significant non-recurring costs; continued underperformance of one or more of our operating divisions; ongoing pricing pressures, including our ability to offset price concessions demanded by our customers; our ability to successfully launch material new or takeover business; shifts in market share away from our top customers; shifts in market shares among vehicles or vehicle segments, or shifts away from vehicles on which we have significant content; risks of conducting business in foreign markets, including China, Russia, India, Argentina and Brazil and other non-traditional markets for us; a prolonged disruption in the supply of components to us from our suppliers; scheduled shutdowns of our customers’ production facilities (typically in the third and fourth quarters of each calendar year); shutdown of our or our customers’ or sub-suppliers’ production facilities due to a labour disruption; our ability to successfully compete with other automotive suppliers; a reduction in outsourcing by our customers or the loss of a material production or assembly program; the termination or non-renewal by our customers of any material production purchase order; our ability to consistently develop innovative products or processes; impairment charges related to goodwill and long-lived assets; exposure to, and ability to offset, volatile commodities prices; fluctuations in relative currency values; our ability to successfully identify, complete and integrate acquisitions or achieve anticipated synergies; our ability to conduct appropriate due diligence on acquisition targets; warranty and recall costs; risk of production disruptions due to natural disasters; pension liabilities; legal claims and/or regulatory actions against us, including the ongoing antitrust investigation being conducted by the German Federal Cartel Office; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; inability to achieve future investment returns that equal or exceed past returns; the unpredictability of, and fluctuation in, the trading price of our Common Shares; work stoppages and labour relations disputes; changes in credit ratings assigned to us; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME

[Unaudited]

[U.S. dollars in millions, except per share figures]

		Three months ended		Year ended
		December 31,		December 31,
	Note	2013	2012	2013	2012

Sales		$9,174	$8,033	$34,835	$30,837

Costs and expenses
Cost of goods sold		7,903	7,047	30,287	27,019
Depreciation and amortization		284	243	1,063	801
Selling, general and administrative	14	428	400	1,616	1,510
Interest expense, net		3	1	16	16
Equity income		(48)	(44)	(196)	(151)
Other expense (income), net	2	90	45	144	(108)
Income from operations before income taxes		514	341	1,905	1,750
Income taxes	13	66	(9)	360	324
Net income		448	350	1,545	1,426
Net loss attributable to non-controlling interests		10	1	16	7
Net income attributable to Magna International Inc.		$458	$351	$1,561	$1,433

Earnings per Common Share:	3
Basic		$2.06	$1.51	$6.85	$6.17
Diluted		$2.03	$1.49	$6.76	$6.09

Cash dividends paid per Common Share		$0.320	$0.275	$1.280	$1.100

Average number of Common Shares outstanding during the period [in millions]:	3
Basic		222.1	232.0	227.9	232.4
Diluted		225.4	234.8	230.8	235.2

See accompanying notes

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Year ended
		December 31,		December 31,
	Note	2013	2012	2013	2012

Net income		$448	$350	$1,545	$1,426

Other comprehensive income (loss), net of tax:	16
Net unrealized (loss) gain on translation of net investment in foreign operations		(52)	56	(134)	88
Net unrealized loss on available-for-sale investments		—	(2)	(5)	(4)
Net unrealized (loss) gain on cash flow hedges		(34)	(1)	(39)	75
Reclassification of net gain on cash flow hedges to net income		(3)	(11)	(15)	(18)
Reclassification of net (gain) loss on pensions to net income		(2)	11	7	11
Pension and post retirement benefits		44	(72)	44	(72)
Other comprehensive (loss) income		(47)	(19)	(142)	80

Comprehensive income		401	331	1,403	1,506
Comprehensive loss (income) attributable to non-controlling interests		10	(1)	17	5
Comprehensive income attributable to Magna International Inc.		$411	$330	$1,420	$1,511

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Year ended
		December 31,		December 31,
	Note	2013	2012	2013	2012

Cash provided from (used for):

OPERATING ACTIVITIES
Net income		$448	$350	$1,545	$1,426
Items not involving current cash flows	4	361	164	1,149	708
		809	514	2,694	2,134
Changes in non-cash operating assets and liabilities	4	451	559	(127)	72
Cash provided from operating activities		1,260	1,073	2,567	2,206

INVESTMENT ACTIVITIES
Fixed asset additions		(463)	(478)	(1,169)	(1,274)
Purchase of subsidiaries	5	(9)	(446)	(9)	(525)
Increase in investments and other assets		(34)	(25)	(192)	(122)
Proceeds from disposition		73	13	163	106
Cash used for investing activities		(433)	(936)	(1,207)	(1,815)

FINANCING ACTIVITIES
(Decrease) increase in bank indebtedness		(4)	22	(18)	42
Repayments of debt		(31)	(28)	(173)	(309)
Settlement of stock options		—	—	(23)	(19)
Issues of debt		68	19	151	348
Issue of Common Shares		3	9	63	14
Repurchase of Common Shares	15	(297)	(19)	(1,020)	(40)
Contribution to subsidiaries by non-controlling interests		—	—	4	—
Dividends paid		(68)	(63)	(284)	(252)
Cash used for financing activities		(329)	(60)	(1,300)	(216)

Effect of exchange rate changes on cash and cash equivalents		(8)	(2)	(28)	22

Net increase in cash and cash equivalents during the period		490	75	32	197
Cash and cash equivalents, beginning of period		1,064	1,447	1,522	1,325
Cash and cash equivalents, end of period		$1,554	$1,522	$1,554	$1,522

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[Unaudited]

[U.S. dollars in millions]

As at December 31,	Note	2013	2012

ASSETS
Current assets
Cash and cash equivalents	4	$1,554	$1,522
Accounts receivable		5,246	4,774
Inventories	6	2,637	2,512
Deferred tax assets	13	275	170
Prepaid expenses and other		211	157
		9,923	9,135

Investments	17	391	385
Fixed assets, net		5,441	5,273
Goodwill	7	1,440	1,473
Deferred tax assets	13	120	90
Other assets	8	675	753
		$17,990	$17,109
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness		$41	$71
Accounts payable		4,781	4,450
Accrued salaries and wages		704	617
Other accrued liabilities	9	1,538	1,185
Income taxes payable		6	93
Deferred tax liabilities		9	19
Long-term debt due within one year	10	230	249
		7,309	6,684

Long-term employee benefit liabilities	11	532	560
Long-term debt	10	102	112
Other long-term liabilities	12	208	154
Deferred tax liabilities		200	141
		8,351	7,651
Shareholders’ equity
Capital stock
Common Shares [issued: 221,151,704; 2012 — 233,115,783]	15	4,230	4,391
Contributed surplus		69	80
Retained earnings		5,011	4,462
Accumulated other comprehensive income	16	313	496
		9,623	9,429

Non-controlling interests		16	29
		9,639	9,458
		$17,990	$17,109

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[U.S. dollars in millions]

		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCI (i)	Interests	Equity
		[in millions]
Balance, December 31, 2011		233.3	$4,373	$63	$3,317	$422	$27	$8,202

Net income					1,433		(7)	1,426
Other comprehensive loss						78	2	80
Acquisitions of subsidiaries							7	7
Shares issued on exercise of stock options		0.4	19	(5)				14
Repurchase and cancellation under normal course issuer bid	15	(0.8)	(18)		(20)	(4)		(42)
Release of restricted stock			5	(5)				—
Release of restricted stock units			5	(5)				—
Stock-based compensation expense	14			39				39
Settlement of stock options	14			(7)	(9)			(16)
Dividends paid		0.2	7		(259)			(252)
Balance, December 31, 2012		233.1	4,391	80	4,462	496	29	9,458

Net income					1,561		(16)	1,545
Other comprehensive loss						(141)	(1)	(142)
Issues of shares by subsidiaries							4	4
Shares issued on exercise of stock options		2.0	84	(21)				63
Repurchase and cancellation under normal course issuer bid	15	(14.1)	(271)		(707)	(42)		(1,020)
Release of restricted stock			6	(6)				—
Release of restricted stock units			9	(9)				—
Stock-based compensation expense	14			34				34
Settlement of stock options	14			(9)	(10)			(19)
Dividends paid		0.2	11		(295)			(284)
Balance, December 31, 2013		221.2	$4,230	$69	$5,011	$313	$16	$9,639

(i)       AOCI is Accumulated Other Comprehensive Income.

See accompanying notes

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.              SIGNIFICANT ACCOUNTING POLICIES

[a]   Basis of Presentation

The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries [collectively “Magna” or the “Company”] have been prepared in U.S. dollars following U.S. generally accepted accounting principles [“GAAP”] as further discussed in note 1[b] and the accounting policies as set out in note 1 to the annual consolidated financial statements for the year ended December 31, 2012.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the December 31, 2012 audited consolidated financial statements and notes included in the Company’s 2012 Annual Report.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at December 31, 2013 and the results of operations, changes in equity and cash flows for the three-month periods and years ended December 31, 2013 and 2012.

[b]   Accounting Changes

Intangibles

In July 2012, the Financial Accounting Standards Board issued Accounting Standards Update [“ASU”] 2012-02, “Intangibles — Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment”. ASU 2012-02 provides an option to first perform a qualitative assessment to determine whether it is more-likely-than-not that an indefinite-lived intangible asset is impaired. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

[c]   Seasonality

The Company’s businesses are generally not seasonal. However, the Company’s sales and profits are closely related to its automotive customers’ vehicle production schedules. The Company’s largest North American customers typically halt production for approximately two weeks in July and one week in December. Additionally, many of the Company’s customers in Europe typically shutdown vehicle production during portions of August and one week in December.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

2.     OTHER EXPENSE (INCOME), NET

	Year ended
	December 31,
	2013	2012
Fourth Quarter
Restructuring [a, d]	$35	$55
Impairment of long-lived assets [b, e]	33	25
Impairment of goodwill [c]	22	—
Re-measurement gain of STT [f]	—	(35)
	90	45
Third Quarter
Restructuring [a]	48	—
Re-measurement gain of E-Car [f]	—	(153)
	48	(153)
First Quarter
Restructuring [a]	6	—
	$144	$(108)

For the year ended December 31, 2013:

[a]         Restructuring

As a result of recent customer announcements related to plant closures, the profitability of certain facilities and the level of future booked business, management determined that restructuring would have to be completed in our traditional European markets in order to remain cost competitive over the long-term.  As a result, during the fourth, third and first quarters of 2013, the Company recorded net restructuring charges of $35 million [$25 million after tax], $48 million [$33 million after tax] and $6 million [$6 million after tax], respectively, in Europe at its exterior and interior systems operations related primarily to the closure of a facility in Belgium.

Substantially all of these restructuring costs will be paid subsequent to 2013.

[b]         Impairment of long-lived assets

In conjunction with its annual business planning cycle, during the fourth quarter of 2013 the Company recorded long-lived asset impairment charges of $33 million [$21 million after tax and non-controlling interests] consisting of $23 million in North America and $10 million in Rest of World.  The impairment charges related to battery research equipment in North America and fixed assets at the Company’s Seating operations in South America.

[c]          Impairment of goodwill

In conjunction with its annual business planning cycle, during the fourth quarter of 2013 the Company recorded goodwill impairment charges of $22 million [$22 million after tax] in Rest of World related to the Company’s metal stamping operations.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

2.              OTHER EXPENSE (INCOME), NET (CONTINUED)

For the year ended December 31, 2012:

[d]         Restructuring

During the fourth quarter of 2012, the Company recorded restructuring charges of $55 million [$53 million after tax] in Europe primarily at its exterior and interior systems and complete vehicle and engineering services operations.

[e]          Impairment of long-lived assets

During the fourth quarter of 2012 the Company recorded long-lived asset impairment charges of $23 million [$22 million after tax] in Europe and $2 million [$1 million after tax] in North America.  In Europe, the impairment charges related primarily to fixed assets at the Company’s exterior and interior systems operations.

[f]           Re-measurement gains

[i]         STT Technologies Inc.

On October 26, 2012, the Company acquired the remaining 50% interest in STT Technologies Inc. [“STT”] for cash consideration of $55 million.  STT is a manufacturer of automotive pumps with operations in Canada and Mexico. Prior to the acquisition, the Company accounted for this investment using the equity method of accounting.

The incremental investment in STT was accounted for under the business acquisition method of accounting as a step acquisition which requires that Magna re-measures its pre-existing investment in STT at a fair value and recognize any gains or losses in income. The estimated fair value of Magna’s investment immediately before the closing date was $55 million, which resulted in the recognition of a non-cash gain of $35 million [$35 million after tax].

[ii]     Magna E-Car Systems LP

On August 31, 2012, the Company acquired the controlling 27% interest in the Magna E-Car Systems L.P. [“E-Car”] partnership from a company affiliated with the Stronach Group for cash consideration of $75 million.

Prior to the acquisition, the Company held the remaining 73% non-controlling interest in E-Car and accounted for this investment using the equity method of accounting.  The incremental investment in E-Car was accounted for under the business acquisition method of accounting as a step acquisition which requires that Magna re-measure its pre-existing investment in E-Car at fair value and recognize any gains or losses in income. The estimated fair value of Magna’s partnership interest immediately before the closing date was $205 million, which resulted in the recognition of a non-cash gain of $153 million [$125 million after tax], which is recorded in Other expense (income), net on the Consolidated Statements of Income.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

3.              EARNINGS PER SHARE

	Three months ended		Year ended
	December 31,		December 31,
	2013	2012	2013	2012

Basic earnings per Common Share:
Net income attributable to Magna International Inc.	$458	$351	$1,561	$1,433
Average number of Common Shares outstanding	222.1	232.0	227.9	232.4
Basic earnings per Common Share	$2.06	$1.51	$6.85	$6.17
Diluted earnings per Common Share:
Net income attributable to Magna International Inc.	$458	$351	$1,561	$1,433
Average number of Common Shares outstanding	222.1	232.0	227.9	232.4
Adjustments
Stock options and restricted stock [a]	3.3	2.8	2.9	2.8
	225.4	234.8	230.8	235.2
Diluted earnings per Common Share	$2.03	$1.49	$6.76	$6.09

[a]         For the three months and year ended December 31, 2013, diluted earnings per Common Share exclude nil [2012 — 2.5 million] and 0.1 million [2012 — 2.3 million] Common Shares issuable under the Company’s Incentive Stock Option Plan, respectively, because these options were not “in-the-money”.

4.              DETAILS OF CASH FROM OPERATING ACTIVITIES

[a]     Cash and cash equivalents:

	December 31,	December 31,
	2013	2012

Bank term deposits, bankers’ acceptances and government paper	$1,331	$1,220
Cash	223	302
	$1,554	$1,522

[b]     Items not involving current cash flows:

	Three months ended		Year ended
	December 31,		December 31,
	2013	2012	2013	2012

Depreciation and amortization	$284	$243	$1,063	$801
Other non-cash charges	77	48	189	154
Impairment charges	55	25	55	25
Amortization of other assets included in cost of goods sold	38	31	138	113
Non-cash portion of Other expense (income), net	—	(35)	—	(188)
Deferred income taxes	(45)	(104)	(100)	(46)
Equity income	(48)	(44)	(196)	(151)
	$361	$164	$1,149	$708

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

4.              DETAILS OF CASH FROM OPERATING ACTIVITIES (CONTINUED)

[c]      Changes in non-cash operating assets and liabilities:

	Three months ended		Year ended
	December 31,		December 31,
	2013	2012	2013	2012

Accounts receivable	$587	$580	$(584)	$(46)
Inventories	62	60	(141)	(315)
Prepaid expenses and other	(10)	40	(56)	36
Accounts payable	(125)	27	329	249
Accrued salaries and wages	(13)	(21)	87	37
Other accrued liabilities	(41)	(117)	298	97
Income taxes payable	(5)	(11)	(56)	16
Deferred revenue	(4)	1	(4)	(2)
	$451	$559	$(127)	$72

5.              ACQUISITIONS

Acquisitions in the year ended December 31, 2013

In November 2013, the Company acquired the remaining 49% interest of Textile Competence Centre Kft, a textile plant in Germany for cash consideration of $9 million. Prior to the acquisition, the Company was fully consolidating this entity and recording a non-controlling interest equal to the 49% interest not owned by the Company.

The net effect of this and other small acquisitions on the Company’s 2013 consolidated balance sheet were increases in fixed assets of $5 million, goodwill of $3 million, other assets of $2 million, and other long-term liabilities of $2 million and a reduction of non-controlling interest of $1 million.

Acquisitions in the year ended December 31, 2012

In January 2012, the Company acquired BDW technologies group, a structural casting supplier of aluminium components, which has operations in Germany, Poland and Hungary. The acquired business has sales primarily to Volkswagen, Audi, Porsche, Mercedes-Benz, Ferrari and ZF.

During the third quarter of 2011 the Company sold an interior systems operation [the “Business”] located in Germany. Subsequent to disposal, the Business continued to incur significant financial losses. By the end of the first quarter of 2012, the Business was experiencing severe liquidity issues. Although the Company had no legal obligation to do so, in light of customer relationship issues and other relevant considerations, on June 4, 2012, the Company re-acquired the Business.

As more fully described in note 2, on August 31, 2012 the Company acquired the controlling 27% interest in the E-Car partnership for cash consideration of $56 million [net of $19 million cash acquired]. The incremental investment in E-Car was accounted for under the business acquisition method of accounting as a step acquisition which requires that all assets acquired and liabilities of E-Car be measured at fair value. The purchase equation allocated $210 million to intangible assets which are primarily technology based intangibles. Given the continuing uncertainties regarding the timing and magnitude of a viable electric vehicle industry, competing electric vehicle technologies, significantly larger competitors, and other factors, the Company determined that the intangible assets would be amortized on a straight-line basis over the period ended December 31, 2013. At December 31, 2013, these intangible assets have been fully amortized [note 8].

As more fully described in note 2, on October 26, 2012 the Company acquired the remaining 50% interest in STT. The incremental investment in STT required that all assets acquired and liabilities of STT be measured at fair value.

In December 2012, the Company acquired ixetic Verwaltungs GmbH [“ixetic”], a manufacturer of automotive vacuum, engine and transmission pumps, which has operations in Germany, Bulgaria and China as well as representation in Brazil, India, Japan and the United States. The acquired business has sales primarily to BMW, Daimler, Volkswagen, Schaeffler, ZF, Ford, Chrysler, Renault-Nissan and Toyota.

The total consideration for these acquisitions was $525 million paid in cash [net of cash acquired].

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

5.              ACQUISITIONS (CONTINUED)

The net effect of the acquisitions on the Company’s 2012 consolidated balance sheet and as well as certain adjustments recorded during 2013 to the preliminary purchase price allocations are as follows:

	2012
	Preliminary	2013	Final
	Allocation	Adjustments	Allocation

Non-cash working capital	$(129)	$(47)	$(176)
Investments	3	(3)	—
Fixed assets	501	(36)	466
Goodwill	289	(2)	286
Other assets	94	99	193
Deferred tax assets	—	5	3
Purchase intangibles	215	—	215
Long-term employee benefit liabilities	(49)	1	(48)
Long-term debt	(25)	(2)	(23)
Other long-term liabilities	(35)	—	(37)
Deferred tax liabilities	(68)	(15)	(83)
Non-controlling interests	(11)	—	(11)
Fair value of net assets (excluding cash)	$785	$—	$785

The above adjustments had an insignificant impact on the 2013 consolidated statement of income since the adjustments related primarily to the acquisitions that were completed in the fourth quarter of 2012.

6.             INVENTORIES

Inventories consist of:

	December 31,	December 31,
	2013	2012

Raw materials and supplies	$947	$911
Work-in-process	273	260
Finished goods	339	283
Tooling and engineering	1,078	1,058
	$2,637	$2,512

Tooling and engineering inventory represents costs incurred on tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

7.              GOODWILL

The following is a continuity of the Company’s goodwill:

	2013	2012

Balance, beginning of period	$1,473	$1,196
Acquisitions [note 5]	51	34
Foreign exchange and other	(23)	(23)
Balance, March 31	1,501	1,207
Acquisitions [note 5]	(6)	10
Foreign exchange and other	(10)	(13)
Balance, June 30	1,485	1,204
Acquisitions [note 5]	(40)	14
Foreign exchange and other	27	14
Balance, September 30	1,472	1,232
Acquisitions [note 5]	(4)	231
Impairment [note 2]	(22)	—
Foreign exchange and other	(6)	10
Balance, December 31	$1,440	$1,473

8.              OTHER ASSETS

Other assets consist of:

	December 31,	December 31,
	2013	2012

Preproduction costs related to long-term supply agreements with contractual guarantee for reimbursement	$291	$297
Long-term receivables	111	95
Patents and licences, net	44	40
Unrealized gain on cash flow hedges	20	32
E-Car intangible [note 5]	—	158
Customer relationship intangibles [note 5]	143	93
Pension overfunded status	26	—
Other, net	40	38
	$675	$753

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

9.          WARRANTY

The following is a continuity of the Company’s warranty accruals:

	2013	2012

Balance, beginning of period	$94	$76
Expense, net	9	10
Settlements	(5)	(5)
Foreign exchange and other	8	2
Balance, March 31	106	83
Expense, net	11	9
Settlements	(6)	(7)
Foreign exchange and other	(9)	(1)
Balance, June 30	102	84
Expense, net	2	4
Settlements	(16)	(10)
Foreign exchange and other	2	5
Balance, September 30	90	83
Expense, net	18	20
Settlements	(19)	(24)
Foreign exchange and other	2	15
Balance, December 31	$91	$94

10.       LONG-TERM DEBT

On June 20, 2013, the Company amended its existing $2.25 billion revolving credit facility to become a five year facility with a maturity of June 20, 2018.  The facility now includes a $200 million Asian tranche, a $50 million Mexican tranche and a tranche for Canada, U.S. and Europe, which is fully transferable between jurisdictions and can be drawn in U.S. dollars, Canadian dollars or euros.

11.       LONG-TERM EMPLOYEE BENEFIT LIABILITIES

The Company recorded long-term employee benefit expenses as follows:

	Three months ended		Year ended
	December 31,		December 31,
	2013	2012	2013	2012

Defined benefit pension plan and other	$6	$5	$18	$13
Termination and long service arrangements	17	21	41	41
Retirement medical benefit plan	(2)	(1)	(1)	1
	$21	$25	$58	$55

12.       OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

	December 31,	December 31,
	2013	2012

Long-term portion of income taxes payable	$133	$94
Asset retirement obligation	40	39
Long-term portion of fair value of hedges	28	10
Deferred revenue	7	11
	$208	$154

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.       INCOME TAXES

Accounting standards require that the Company assess whether valuation allowances should be established or maintained against its deferred tax assets, based on consideration of all available evidence, using a “more likely than not” standard. The factors the Company uses to assess the likelihood of realization are its history of losses, forecasts of future pre-tax income and tax planning strategies that could be implemented to realize the deferred tax assets.

For the year ended December 31, 2013

The Company had valuation allowances against its deferred tax assets in certain European countries.  These valuation allowances were required because of historical losses and uncertainty as to the timing of when the Company would be able to generate the necessary level of earnings to recover these deferred tax assets.  Over the past few years, some of the Company’s European operations have delivered sustained profits which together with forecasted profits have allowed the Company to release a portion of the valuation allowances set up against its European deferred tax assets.  Additionally, during 2013, the Company released a portion of its valuation allowance in China. The effect of these valuation allowance releases in 2013 is $21 million. Finally, the Company recorded a $36 million deferred tax benefit as a result of the elimination of the Mexican flat tax.

For the year ended December 31, 2012

For the year ended December 31, 2012, the Company had valuation allowances against its deferred tax assets in the United Kingdom and Germany. Based on financial forecasts and continued anticipated growth, the Company released a portion of the valuation allowance set up against its deferred tax assets in the United Kingdom; and in Germany, the BDW and ixetic acquisitions allowed the Company to release a portion of the valuation allowance set up against its German deferred tax assets. Additionally, during 2012 the Company released a portion of its valuation allowances in Mexico and China, which were partially offset by a new valuation allowance against all of its deferred tax assets in Brazil. The net effect of all these valuation allowance releases in 2012 was $89 million.

14.       STOCK-BASED COMPENSATION

[a]    Incentive Stock Option Plan

The following is a continuity schedule of options outstanding [number of options in the table below are expressed in whole numbers]:

	2013			2012
	Options outstanding		Number	Options outstanding		Number
	Number	Exercise	of options	Number	Exercise	of options
	of options	price(i)	exercisable	of options	price(i)	exercisable

Beginning of period	6,623,242	35.39	3,227,574	6,867,367	31.54	2,066,700
Granted	1,060,000	57.02	—	1,341,500	48.22	—
Exercised (ii)	(2,178,383)	29.76	(2,178,383)	(321,454)	25.83	(321,454)
Cancelled	(37,500)	50.17	(20,000)	—	—	—
Vested	—	—	2,105,503	—	—	2,366,667
March 31	5,467,359	41.73	3,134,694	7,887,413	34.61	4,111,913
Granted	—	—	—	47,500	48.22	—
Exercised	(329,881)	37.05	(329,881)	(5,000)	32.75	(5,000)
Cancelled	(81,665)	52.05	(11,667)	(46,966)	57.14	(36,966)
June 30	5,055,813	41.87	2,793,146	7,882,947	34.56	4,069,947
Exercised (iii)	(259,315)	41.56	(259,315)	(950,405)	27.46	(950,405)
Cancelled	—	—	—	(6,000)	50.66	(2,000)
September 30	4,796,498	41.89	2,533,831	6,926,542	35.52	3,117,542
Exercised	(38,390)	50.49	(38,390)	(248,300)	35.62	(248,300)
Cancelled	—	—	—	(55,000)	49.99	(20,001)
Vested	—	—	351,668	—	—	378,333
December 31	4,758,108	41.82	2,847,109	6,623,242	35.39	3,227,574

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.       STOCK-BASED COMPENSATION (CONTINUED)

(i)            The exercise price noted above represents the weighted average exercise price in Canadian dollars.

(ii)        In the first quarter of 2013, 849,999 options were exercised on a cashless basis in accordance with the applicable stock option plans.  On exercise, cash payments totalling $23 million were made to the stock option holders.

(iii)    In the third quarter of 2012, 900,001 options were exercised on a cashless basis in accordance with the applicable stock option plans. On exercise, cash payments totalling $15 million were made to the stock option holders.

All cash payments were calculated using the difference between the aggregate fair market value of the Option Shares based on the closing price of the Company’s Common Shares on the Toronto Stock Exchange [“TSX”] on the date of exercise and the aggregate Exercise Price of all such options surrendered.

The weighted average assumptions used in measuring the fair value of stock options granted are as follows:

	2013	2012

Risk free interest rate	1.32%	2.23%
Expected dividend yield	2.00%	2.00%
Expected volatility	34%	43%
Expected time until exercise	4.5 years	4.5 years
Weighted average fair value of options granted in period [Cdn$]	$14.02	$15.37

[b] Long-term retention program

The following is a continuity of the stock that has not been released to the executives and is reflected as a reduction in the stated value of the Company’s Common Shares [number of Common Shares in the table below are expressed in whole numbers]:

	2013		2012
	Number	Stated	Number	Stated
	of shares	value	of shares	value

Awarded and not released, beginning of period	882,988	$30	1,026,304	$35
Release of restricted stock	(152,512)	(5)	(143,316)	(5)
Awarded and not released, March 31, June 30, September 30 and December 31	730,476	$25	882,988	$30

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.       STOCK-BASED COMPENSATION (CONTINUED)

[c]     Restricted stock unit program

The following is a continuity schedule of Restricted stock units [“RSUs”] and Independent Director stock units [“DSUs”] outstanding [number of stock units in the table below are expressed in whole numbers]:

	2013				2012
	Equity	Liability	Liability		Equity	Liability	Liability
	classified	classified	classified		classified	classified	classified
	RSUs	RSUs	DSUs	Total	RSUs	RSUs	DSUs	Total

Balance, beginning of period	605,430	20,099	206,923	832,452	367,726	29,806	198,446	595,978
Granted	70,636	13,825	10,013	94,474	94,238	15,364	8,565	118,167
Dividend equivalents	415	189	1,206	1,810	467	263	1,201	1,931
Released	(8,259)	—	(113,007)	(121,266)	(8,259)	—	—	(8,259)
Balance, March 31	668,222	34,113	105,135	807,470	454,172	45,433	208,212	707,817
Granted	71,391	—	7,523	78,914	101,672	—	8,838	110,510
Dividend equivalents	348	158	626	1,132	558	325	1,522	2,405
Released	(10,386)	—	—	(10,386)	(10,123)	—	—	(10,123)
Balance, June 30	729,575	34,271	113,284	877,130	546,279	45,758	218,572	810,609
Granted	40,779	—	7,538	48,317	68,540	—	9,778	78,318
Dividend equivalents	252	136	463	851	438	279	1,252	1,969
Released	—	—	—	—	—	—	(34,124)	(34,124)
Balance, September 30	770,606	34,407	121,285	926,298	615,257	46,037	195,478	856,772
Granted	42,035	—	5,642	47,677	55,681	—	10,275	65,956
Dividend equivalents	247	141	520	908	432	266	1,170	1,868
Released	(181,034)	(4,429)	—	(185,463)	(65,940)	(26,204)	—	(92,144)
Balance, December 31	631,854	30,119	127,447	789,420	605,430	20,099	206,923	832,452

[d]    Compensation expense related to stock-based compensation

Stock-based compensation expense recorded in selling, general and administrative expenses related to the above programs is as follows:

	Three months ended		Year ended
	December 31,		December 31,
	2013	2012	2013	2012
Incentive Stock Option Plan	$3	$5	$15	$19
Long-term retention	1	2	4	5
Restricted stock unit	5	3	16	14
	9	10	35	38
Fair value adjustment for liability classified DSUs	—	1	5	4
Total stock-based compensation expense	$9	$11	$40	$42

15.       COMMON SHARES

[a]     On November 9, 2012, the TSX accepted the Company’s Notice of Intention to Make a Normal Course Issuer Bid relating to the purchase for cancellation, as well as purchases to fund the Company’s stock-based compensation awards or programs and/or the Company’s obligations to its deferred profit sharing plans, of up to 12,000,000 Magna Common Shares [the “2012 Bid”], representing 5.2% of the Company’s public float of Common Shares. The 2012 Bid commenced on November 13, 2012 and terminated on November 12, 2013 pursuant to which the Company has purchased 12,000,000 shares.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.       COMMON SHARES (CONTINUED)

On November 8, 2013, the TSX accepted the Company’s Notice of Intention to Make a Normal Course Issuer Bid relating to the purchase for cancellation, as well as purchases to fund the Company’s stock-based compensation awards or programs and/or the Company’s obligations to its deferred profit sharing plans, of up to 12,000,000 Magna Common Shares [the “2013 Bid”], representing 5.4% of the Company’s public float of Common Shares. The Bid commenced on November 13, 2013 and will terminate no later than November 12, 2014. As at December 31, 2013, the Company has purchased 2,509,723 shares under the 2013 Bid.

All purchases of Common Shares are made at the market price at the time of purchase in accordance with the rules and policies of the TSX. Purchases may also be made on the NYSE in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934.

The Company repurchased shares under a normal course issuer bids as follows:

	2013		2012
	Number	Cash	Number	Cash
	of shares	consideration	of shares	consideration
First Quarter	1,593,615	$88	150	$—
Second Quarter	5,194,188	337	—	—
Third Quarter	3,697,973	298	467,480	21
Fourth Quarter	3,596,545	290	427,402	19
	14,082,321	$1,013	895,032	$40

[b]     The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at February 28, 2014 were exercised or converted:

Common Shares	221,187,872
Stock options (i)	4,704,940
225,892,812

(i)      Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company’s stock option plans.

16.      ACCUMULATED OTHER COMPREHENSIVE INCOME

The following is a continuity schedule of accumulated other comprehensive income:

	2013	2012
Accumulated net unrealized gain on translation of net investment in foreign operations
Balance, beginning of period	$629	$547
Net unrealized (loss) gain on translation of net investment in foreign operations	(133)	98
Repurchase of shares under normal course issuer bids	(5)	—
Balance, March 31	491	645
Net unrealized loss on translation of net investment in foreign operations	(91)	(194)
Repurchase of shares under normal course issuer bids	(17)	—
Balance, June 30	383	451
Net unrealized gain on translation of net investment in foreign operations	143	128
Repurchase of shares under normal course issuer bids	(11)	(2)
Balance, September 30	515	577
Net unrealized (loss) gain on translation of net investment in foreign operations	(52)	54
Repurchase of shares under normal course issuer bids	(9)	(2)
Balance, December 31	454	629

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

16.       ACCUMULATED OTHER COMPREHENSIVE INCOME (CONTINUED)

	2013	2012
Accumulated net unrealized (loss) gain on cash flow hedges (i)
Balance, beginning of period	34	(23)
Net unrealized gain on cash flow hedges	8	51
Reclassification of net (gain) loss on cash flow hedges to net income	(6)	3
Balance, March 31	36	31
Net unrealized loss on cash flow hedges	(36)	(14)
Reclassification of net gain on cash flow hedges to net income	(6)	(8)
Balance, June 30	(6)	9
Net unrealized gain on cash flow hedges	23	39
Reclassification of net gain on cash flow hedges to net income	—	(2)
Balance, September 30	17	46
Net unrealized loss on cash flow hedges	(34)	(1)
Reclassification of net gain on cash flow hedges to net income	(3)	(11)
Balance, December 31	(20)	34

Accumulated net unrealized loss on pension (ii)
Balance, beginning of period	(168)	(107)
Reclassification of net loss on pensions to net income	3	—
Balance, March 31	(165)	(107)
Reclassification of net loss on pensions to net income	3	—
Balance, June 30	(162)	(107)
Reclassification of net loss on pensions to net income	3	—
Balance, September 30	(159)	(107)
Net unrealized gain (loss) on pension	44	(72)
Reclassification of net (gain) loss on pensions to net income	(2)	11
Balance, December 31	(117)	(168)

Accumulated net unrealized (loss) gain on available-for-sale investments
Balance, beginning of period	1	5
Net unrealized gain (loss) on investments	1	(3)
Balance, March 31	2	2
Net unrealized loss on investments	(5)	(1)
Balance, June 30	(3)	1
Net unrealized (loss) gain on investments	(1)	2
Balance, September 30	(4)	3
Net unrealized loss on investments	—	(2)
Balance, December 31	(4)	1
Total accumulated other comprehensive income	$313	$496

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

16.       ACCUMULATED OTHER COMPREHENSIVE INCOME (CONTINUED)

(i)            The amount of income tax benefit (obligation) that has been netted in the accumulated net unrealized gain (loss) on cash flow hedges is as follows:

	2013	2012
Balance, beginning of period	$(13)	$12
Net unrealized gain	(4)	(21)
Reclassifications of net gain (loss) to net income	2	(1)
Balance, March 31	(15)	(10)
Net unrealized loss	13	7
Reclassifications of net gain to net income	3	2
Balance, June 30	1	(1)
Net unrealized gain	(8)	(14)
Reclassifications of net gain to net income	—	1
Balance, September 30	(7)	(14)
Net unrealized loss (gain)	10	(2)
Reclassifications of net gain to net income	1	3
Balance, December 31	$4	$(13)

(ii)        The amount of income tax benefit that has been netted in the accumulated net unrealized loss on pension and post retirement benefits is as follows:

	2013	2012
Balance, beginning of period	$36	$24
Reclassification of net loss to net income	(1)	—
Balance, March 31	35	24
Reclassification of net (loss) gain to net income	(1)	1
Balance, June 30	34	25
Reclassification of net loss to net income	(1)	—
Balance, September 30	33	25
Reclassification of net gain (loss) to net income	2	(4)
Net unrealized (gain) loss	(21)	15
Balance, December 31	$14	$36

The amount of other comprehensive loss that is expected to be reclassified to net income over the next 12 months is $1 million [net of income taxes of $1 million].

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

17.       FINANCIAL INSTRUMENTS

[a]     The Company’s financial assets and financial liabilities consist of the following:

	December 31,	December 31,
	2013	2012
Held for trading
Cash and cash equivalents	$1,554	$1,522
Investment in asset-backed commercial paper	92	90
	$1,646	$1,612
Held to maturity investments
Severance investments	$5	$8

Available-for-sale
Equity investments	$4	$9

Loans and receivables
Accounts receivable	$5,246	$4,774
Long-term receivables included in other assets	111	95
	$5,357	$4,869
Other financial liabilities
Bank indebtedness	$41	$71
Long-term debt [including portion due within one year]	332	361
Accounts payable	4,781	4,450
	$5,154	$4,882
Derivatives designated as effective hedges, measured at fair value
Foreign currency contracts
Prepaid expenses	$42	$37
Other assets	20	32
Other accrued liabilities	(37)	(11)
Other long-term liabilities	(28)	(9)
	(3)	49
Commodity contracts
Prepaid expenses	—	2
Other accrued liabilities	(1)	(3)
Other long-term liabilities	—	(1)
	(1)	(2)
	$(4)	$47

[b]    Fair value

The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, accounts receivable, bank indebtedness and accounts payable.

Due to the short period to maturity of the instruments, the carrying values as presented in the interim consolidated balance sheets are reasonable estimates of fair values.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

17.       FINANCIAL INSTRUMENTS (CONTINUED)

Investments

At December 31, 2013, the Company held Canadian third party asset-backed commercial paper [“ABCP”] with a face value of Cdn$107 million [December 31, 2012 - Cdn$107 million]. The carrying value and estimated fair value of this investment was Cdn$99 million [December 31, 2012 - Cdn$90 million]. As fair value information is not readily determinable for the Company’s investment in ABCP, the fair value was based on a valuation technique estimating the fair value from the perspective of a market participant.

At December 31, 2013, the Company held available-for-sale investments in publicly traded companies. The carrying value and fair value of these investments was $4 million, which was based on the closing share price of the investments on December 31, 2013.

Term debt

The Company’s term debt includes $230 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the interim consolidated balance sheets is a reasonable estimate of its fair value.

[c]     Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, held to maturity investments, and foreign exchange forward contracts with positive fair values.

The Company’s held for trading investments include an investment in ABCP. Given the continuing uncertainties regarding the value of the underlying assets, the amount and timing of cash flows and the risk of collateral calls in the event that spreads widened considerably, the Company could be exposed to further losses on its investment.

Cash and cash equivalents, which consists of short-term investments, are only invested in governments, bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain governments or any major financial institution.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For both the three month period and year ended December 31, 2013, sales to the Company’s six largest customers represented 83% of the Company’s total sales and substantially all of the Company’s sales are to customers in which it has ongoing contractual relationships.

[d]    Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on the Company’s cash and cash equivalents is impacted more by the investment decisions made and the demands to have available cash on hand, than by movements in the interest rates over a given period.

In addition, the Company is not exposed to interest rate risk on its term debt instruments as the interest rates on these instruments are fixed.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

17.       FINANCIAL INSTRUMENTS (CONTINUED)

[e]     Currency risk and foreign exchange contracts

The Company operates globally, which gives rise to a risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange rates. The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities’ functional currency, or when materials and equipment are purchased in currencies other than the facilities’ functional currency.

In an effort to manage this net foreign exchange exposure, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of the Company’s future committed Canadian dollar, U.S. dollar, euro, British pound and Indian rupee outflows and inflows. All derivative instruments, including foreign exchange contracts, are recorded on the interim consolidated balance sheet at fair value. To the extent that cash flow hedges are effective, the change in their fair value is recorded in other comprehensive income; any ineffective portion is recorded in net income. Amounts accumulated in other comprehensive income are reclassified to net income in the period in which the hedged item affects net income.

At December 31, 2013, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

	Buys	Sells

For Canadian dollars
U.S. dollar amount	278	1,260
euro amount	59	13

For U.S. dollars
Peso amount	6,192	2

For euros
U.S. dollar amount	45	254
British pounds amount	43	58
Czech koruna amount	3,632	8
Polish zlotys amount	188	—

Forward contracts mature at various dates through 2018. Foreign currency exposures are reviewed quarterly.

As a result of the hedging programs employed, foreign currency transactions in any given period may not be fully impacted by movements in exchange rates. As at December 31, 2013, the net foreign exchange exposure was not material.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

18.       CONTINGENCIES

[a]     In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers, former employees and other parties. In addition, the Company may be, or could become, liable to incur environmental remediation costs to bring environmental contamination levels back within acceptable legal limits. On an ongoing basis, the Company assesses the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable costs and losses.

A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

In November 1997, the Company and two of its subsidiaries were sued by KS Centoco Ltd., an Ontario-based steering wheel manufacturer in which the Company has a 23% equity interest, and by Centoco Holdings Limited, the owner of the remaining 77% equity interest in KS Centoco Ltd. In March 1999, the plaintiffs were granted leave to make substantial amendments to the original statement of claim in order to add several new defendants and claim additional remedies, and in February 2006, the plaintiffs further amended their claim to add an additional remedy. The amended statement of claim alleges, among other things:

•            breach of fiduciary duty by the Company and two of its subsidiaries;

•            breach by the Company of its binding letter of intent with KS Centoco Ltd., including its covenant not to have any interest, directly or indirectly, in any entity that carries on the airbag business in North America, other than through MST Automotive Inc., a company to be 77% owned by Magna and 23% owned by Centoco Holdings Limited;

•            the plaintiff’s exclusive entitlement to certain airbag technologies in North America pursuant to an exclusive licence agreement, together with an accounting of all revenues and profits resulting from the alleged use by the Company, TRW Inc. [“TRW”] and other unrelated third party automotive supplier defendants of such technology in North America;

•            a conspiracy by the Company, TRW and others to deprive KS Centoco Ltd. of the benefits of such airbag technology in North America and to cause Centoco Holdings Limited to sell to TRW its interest in KS Centoco Ltd. in conjunction with the Company’s sale to TRW of its interest in MST Automotive GmbH and TEMIC Bayern-Chemie Airbag GmbH; and

•            oppression by the defendants.

The plaintiffs are seeking, amongst other things, damages of approximately Cdn$3.5 billion. Document production, completion of undertakings and examinations for discovery are substantially complete, although limited additional examinations for discovery may occur. A trial is not expected to commence until late 2014, at the earliest. The Company believes it has valid defences to the plaintiffs’ claims and therefore intends to continue to vigorously defend this case. Notwithstanding the amount of time which has transpired since the claim was filed, these legal proceedings remain at an early stage and, accordingly, it is not possible to predict their outcome.

[b]     A putative class action lawsuit alleging violations of the United States Securities Exchange Act of 1934 was filed in May 2012 in the United States District Court, Southern District of New York, against the Company, its Chief Executive Officer and its Chief Financial Officer, as well as its founder. Boilermaker-Blacksmith National Pension Trust [“BBNPT”] was appointed the lead plaintiff on an uncontested motion in July 2012. BBNPT subsequently filed an amended complaint in October 2012, following which the defendants filed a motion seeking dismissal of the lawsuit. On August 23, 2013, the Court granted the Company’s motion and dismissed the lawsuit “with prejudice”. BBNPT appealed to the United States Court of Appeals for the Second Circuit and filed an appellant brief on December 18, 2013. Following discussions between the parties, on January 16, 2014, the United States District Court entered a Stipulation and Order regarding dismissal of the Appeal, as agreed by the parties. In accordance with that Stipulation and Order, BBNPT filed a motion to voluntarily dismiss the appeal, which the Court of Appeal granted on January 30, 2014, ending the action.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

18.       CONTINGENCIES (CONTINUED)

[c]      On September 24, 2013, representatives of the Bundeskartellamt, the German Federal Cartel Office [the “Cartel Office”], attended at one of the Company’s operating divisions in Germany to obtain information in connection with an ongoing antitrust investigation relating to suppliers of automobile textile coverings and components, particularly trunk linings. Investigations of this nature can continue for several years. Where wrongful conduct is found, the Cartel Office has the authority to impose administrative fines that are calculated in accordance with formula-based guidelines tied to the level of affected sales, the gravity of the infringement, the consolidated sales of the group of companies to which the offending entity belongs, as well as other mitigating and aggravating factors.

The Company’s policy is to comply with all applicable laws, including antitrust and competition laws. In light of the early stage of the investigation, management is unable to predict its duration or outcome, including whether any operating division of the Company could be found liable for any violation of law or the extent of any fine, if found to be liable. In the event of any such violation, any fines imposed under the Cartel Office guidelines referred to above could have a material adverse effect on Magna’s profitability in the year such fine is imposed.

[d]     In certain circumstances, the Company is at risk for warranty costs including product liability and recall costs. Due to the nature of the costs, the Company makes its best estimate of the expected future costs [note 9]; however, the ultimate amount of such costs could be materially different. The Company continues to experience increased customer pressure to assume greater warranty responsibility. Currently, under most customer agreements, the Company only accounts for existing or probable claims. Under certain complete vehicle engineering and assembly contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements, and the specific customer’s warranty experience.

19.       SEGMENTED INFORMATION

Given the differences between the regions in which the Company operates, Magna’s operations are segmented on a geographic basis.  Beginning in the fourth quarter of 2013, the Company’s segments consist of North America, Europe, Asia and Rest of World. Consistent with the above, the Company’s internal financial reporting separately segments key internal operating performance measures between North America, Europe, Asia and Rest of World for purposes of presentation to the chief operating decision maker to assist in the assessment of operating performance, the allocation of resources, and the long-term strategic direction and future global growth of the Company.

The Company’s chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. Adjusted EBIT represents income from operations before income taxes; interest expense, net; and other expense (income), net.

The accounting policies of each segment are the same as those set out under “Significant Accounting Policies” [note 1] and intersegment sales and transfers are accounted for at fair market value.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

19.       SEGMENTED INFORMATION (CONTINUED)

The following tables show segment information for the Company’s reporting segments and a reconciliation of Adjusted EBIT to the Company’s consolidated income from operations before income taxes:

	Three months ended				Three months ended
	December 31, 2013				December 31, 2012
				Fixed				Fixed
	Total	External	Adjusted	assets,	Total	External	Adjusted	assets,
	sales	sales	EBIT	net	sales	sales	EBIT	net
North America
Canada	$1,733	$1,603		$601	$1,621	$1,496		$660
United States	2,220	2,099		1,135	1,902	1,788		973
Mexico	995	925		611	882	814		573
Eliminations	(308)	—		—	(280)	—		—
	4,640	4,627	$477	2,347	4,125	4,098	$373	2,206
Europe
Western Europe (excluding Great Britain)	3,170	3,093		1,463	2,653	2,606		1,490
Great Britain	258	257		70	261	257		58
Eastern Europe	633	549		636	516	470		584
Eliminations	(107)	—		—	(57)	—		—
	3,954	3,899	111	2,169	3,373	3,333	24	2,132
Asia	486	449	26	597	401	377	20	558
Rest of World	193	193	(21)	102	218	219	(28)	128
Corporate and Other (i)	(99)	6	14	226	(84)	6	(2)	249
Total reportable segments	9,174	9,174	607	5,441	8,033	8,033	387	5,273
Other expense, net			(90)				(45)
Interest expense, net			(3)				(1)
	$9,174	$9,174	$514	5,441	$8,033	$8,033	$341	5,273
Current assets				9,923				9,135
Investments, goodwill, deferred tax assets, and other assets				2,626				2,701
Consolidated total assets				$17,990				$17,109

(i)            For the three months ended December 31, 2012, Corporate and Other includes $nil equity loss related to the Company’s investment in E-Car.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

19.       SEGMENTED INFORMATION (CONTINUED)

	Year ended				Year ended
	December 31, 2013				December 31, 2012
				Fixed				Fixed
	Total	External	Adjusted	assets,	Total	External	Adjusted	assets,
	sales	sales	EBIT	net	sales	sales	EBIT	net
North America
Canada	$6,734	$6,223		$601	$6,343	$5,907		$660
United States	8,409	7,938		1,135	7,518	7,053		973
Mexico	3,993	3,698		611	3,520	3,281		573
Eliminations	(1,182)	—		—	(1,046)	—		—
	17,954	17,859	$1,645	2,347	16,335	16,241	$1,521	2,206
Europe
Western Europe (excluding Great Britain)	11,813	11,544		1,463	10,089	9,927		1,490
Great Britain	975	968		70	961	952		58
Eastern Europe	2,317	2,013		636	1,847	1,684		584
Eliminations	(387)	—		—	(188)	—		—
	14,718	14,525	375	2,169	12,709	12,563	165	2,132
Asia	1,684	1,539	85	597	1,289	1,187	49	558
Rest of World	889	889	(76)	102	822	823	(77)	128
Corporate and Other (i)	(410)	23	36	226	(318)	23	—	249
Total reportable segments	34,835	34,835	2,065	5,441	30,837	30,837	1,658	5,273
Other (expense) income, net			(144)				108
Interest expense, net			(16)				(16)
	$34,835	$34,835	$1,905	5,441	$30,837	$30,837	$1,750	5,273
Current assets				9,923				9,135
Investments, goodwill deferred tax assets and other assets				2,626				2,701
Consolidated total assets				$17,990				$17,109

(i)            For the year ended December 31, 2012, Corporate and Other includes $35 million equity loss related to the Company’s investment in E-Car.

20.       SUBSEQUENT EVENTS

Under Austria’s current group taxation system, an Austrian entity may utilize the tax losses of all direct foreign subsidiaries. On February 28, 2014, the Austrian government enacted legislation abolishing the utilization of foreign losses, where the direct foreign subsidiary is not a member of the European Union. Furthermore, any foreign losses previously used by Austrian entities arising in those direct non European Union subsidiaries will be subject to recapture in Austria. Currently, the Company has Austrian entities that directly hold subsidiaries in Russia and India that will be affected by this new rule. In light of this legislation, the Company anticipates taking a charge to tax expense of approximately $25 million to $30 million during the first quarter of 2014. The tax is payable over three years, commencing in 2015.

21.       COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the current period’s method of presentation.